SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 18, 2008
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑

SIGNATURES

     The information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.
Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2008 and 2007. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2007 annual report filed on Form 20-F with the Securities and Exchange Commission.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk products that are transported by Navios Holdings’ vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.
Recent Developments
Navios Maritime Holdings, Inc.
Cancellation of Vessels to be delivered
     In October 2008, Navios Holdings entered into cancellation agreements for six Kamsarmax vessels scheduled for delivery in 2010 and 2011 to Navios Holdings’ long term charter-in fleet at no cost.
     On November 4, 2008, Navios Holdings entered into agreements for the cancellation of three Capesize vessels scheduled for delivery to Navios Holdings’ owned fleet in Q4 2009 and Q1 2010. Installments already paid were applied towards future payments on three other Capesize vessels under construction with the same yard. The cancellation fee was $1.5 million in total.
     In November 2008, three Handysize vessels scheduled for delivery to Navios Holdings’ long term charter-in fleet in 2010 and 2011 were cancelled at no cost.
Financing
     In November 2008, Navios Holdings entered into a new revolving credit facility of up to $90.0 million. The facility can be used for general corporate purposes. As of November 18, 2008, no amounts had been drawn under this facility.
Dividend Policy:
     On November 14, 2008, the Board of Directors declared a quarterly cash dividend with respect to the third quarter of 2008 of $0.09 per common share payable on January 6, 2009 to stockholders on record as of December 22, 2008.
     The Board of Directors revised our dividend policy for the fourth quarter of 2008 and subsequent periods to $0.06 per share ($0.24 per share annually). The Board of Directors may amend our dividend policy from time to time in light of our capital needs, among other factors. The amount of dividends we can pay is also limited by our credit arrangements.
Changes in Capital Structure
     Share Repurchase Program: In October 2008, Navios Holdings completed a $50.0 million share repurchase program of Navios Holdings’ common stock, as approved by the Board of Directors on February 14, 2008. A total of 6,959,290 shares were repurchased under this program.
     On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’common stock pursuant to a program adopted under Rule 10b-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice.
     Warrant Exercises: During the nine months ended September 30, 2008, Navios Holdings issued 1,349,868 shares of common stock following the exercise of warrants. The exercise of these warrants generated $6.7 million of cash proceeds.
     As of September 30, 2008, Navios Holdings had 102,989,458 shares of common stock outstanding and 6,452,837 warrants remaining outstanding. The warrants expire in accordance with their terms on December 9, 2008.
     As of November 18, 2008, Navios Holdings had 100,816,958 shares of common stock outstanding and 6,451,337 warrants remaining outstanding.

Sale of Navios Aurora I
     On July 1, 2008, Navios Holdings sold the Navios Aurora I, a 75,397 dwt Panamax vessel built in 2005, to Navios Maritime Partners L.P. (“Navios Partners”) for approximately $80.0 million, consisting of $35.0 million cash and 3,131,415 common units. The number of the common units issued was calculated using the $14.3705 volume weighted average trading price for the 10 business days immediately before the closing date. Following the sale of Navios Aurora I, Navios Holdings owns a 51.6% interest (includes 14.5% of common units accounted for under FAS 115) in Navios Partners which includes 2% general partner interest.
Acquisition of Vessels
     On October 10, 2008, Navios Holdings took delivery of Navios Ulysses, a 2007 built, 55,728 dwt Ultra Handymax vessel built in Japan. The total acquisition price of the vessel amounted to $79.6 million. The vessel commenced a five-year time charter at a net daily rate of $31,281.
Update on Navios Maritime Acquisition Corporation
     The initial public offering (“IPO”) of Navios Maritime Acquisition Corporation (“Navios Acquisition”) closed on July 1, 2008. The IPO raised gross proceeds of $253.0 million. The units, common shares and warrants trade on the NYSE under the symbols NNA.U, NNA, and NNA WS, respectively. Navios Holdings has a 19% ownership position in Navios Acquisition. In addition, Navios Holdings has purchased 7.6 million warrants for $1.00 per warrant.
Update on Navios South American Logistics
     Navios Logistics completed its acquisition program of a total of six push boats, 108 dry barges and three self-propelled barges anticipated to be fully operational sometime during the fourth quarter of 2008.
     Navios Logistics also took delivery of Estefania H on July 25, 2008, a 12,000 dwt Product Oil Tanker, built in 2008 which was employed as of August 2, 2008 in the Argentinian cabotage business.
     Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo is expected to be fully operational by April 2009 in time for the new crop season and it will add an additional 80,000 metric tons of storage capacity. The project is funded by Navios Logistics’ internally generated cash.
Stockholders Rights Agreement
     On October 3, 2008, The Board of Directors approved Navios Holdings’ Stockholders Rights Agreement and declared a dividend of one preferred share purchase right, or a Right, to purchase one one-thousandth of the Company’s Preferred Stock for each outstanding share of the Company’s common stock, par value $0.0001 per share. The dividend was paid on October 16, 2008 to our stockholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Preferred Stock at an exercise price of $50.00, subject to adjustment.
Overview
General
     Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet (except for one of Kleimar N.V.’s initial owned vessels which is managed by a non-related third party), Navios Partners’ fleet and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet and Navios Partners’ fleet including the shipping operations throughout the life of the vessels, the superintendence of maintenance, repairs and dry-docking of the operated fleet. Navios also owns and operates an end-to-end logistics business which leverages Navios’ transshipment facility in Uruguay with an upriver port facility in Paraguay and dry and wet barge capacity.
     On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (“Kleimar”) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is an owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (“COA”) business, a large percentage of which involves transporting cargo to China.
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     In connection with the IPO of Navios Partners on November 16, 2007, Navios Holdings sold the interests of its five wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of its three wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus (b) $160.0 million of the $165.0 million borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners.

     Effective January 1, 2008 pursuant to a share purchase agreement, Navios Holdings contributed $112.2 million in cash and the authorized capital stock of its wholly-owned subsidiary CNSA in exchange for a 63.8% (67.2% excluding contingent consideration) interest in Navios Logistics. Navios Logistics acquired all ownership interests in Horamar Group (“Horamar”) in exchange for $112.2 million in cash, of which $5.0 million is kept in escrow payable upon the attainment of the EBITDA adjustment during specified periods through December 2008 and the issuance of shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares are kept in escrow pending the EBITDA Adjustment.
     Horamar was a privately held Argentina-based group that specialized in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. Horamar owns an upriver port in Paraguay and controls a fleet of barges and other vessels. As part of its efforts to expand its cabotage business Horamar recently added to its fleet two Handysize oil tankers and expects to take delivery of another two in 2008 or at the beginning of 2009 (See “Recent Developments” under Section “Statement of Income Breakdown by Segment”).
     On July 1, 2008, Navios Holdings completed the IPO of units in its subsidiary, Navios Acquisition, a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, Navios Holdings purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to Navios Holdings’ officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants”, together with the “Private Placement Warrants”, the “Navios Acquisition Warrants”). Currently, Navios Holdings owns approximately 6,035,000 (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a wholly-owned subsidiary of Navios Holdings but accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition.
Fleet
     The following is the current “core fleet” employment profile as of November 18, 2008, including the newbuildings to be delivered. The current “core fleet’ consists of 53 vessels totaling 5.1 million deadweight tons. The employment of the fleet is reflected in the tables below. The 34 vessels in current operation aggregate approximately 2.6 million deadweight tons and have an average age of 4.6 years. Navios has currently fixed 100.0%, 81.8%, 59.3% and 48.8% of its 2008, 2009, 2010 and 2011 available days respectively, of its fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $220.0 million, $232.7 million, $260.8 million and $229.7 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and us. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of fees above. The average contractual daily charter-out rate for the core fleet is $24,744, $28,515, $35,917 and $37,533 for 2008, 2009, 2010 and 2011, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding Kleimar’s vessels) for the nine months ended September 30, 2008 was $9,672.
Owned Vessels

Vessel Name(1)	Vessel Type	Year Built	Deadweight	Charter-out Rate(2)	Expiration Date(3)
	(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	23,700	11/08/2012
Navios Horizon	Ultra Handymax	2001	50,346	36,100	08/24/2011
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/12/2009
Navios Achilles	Ultra Handymax	2001	52,063	21,138	02/22/2009
				38,009	03/07/2012
Navios Meridian	Ultra Handymax	2002	50,316	23,700	10/08/2012
Navios Mercator	Ultra Handymax	2002	53,553	19,950	02/11/2009
				31,350	02/12/2014
Navios Arc	Ultra Handymax	2003	53,514	27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	24,035	11/30/2008
				9,500	04/30/2009
Navios Kypros	Ultra Handymax	2003	55,222	34,024	02/14/2011
Navios Magellan	Panamax	2000	74,333	21,850	02/06/2010
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Hyperion	Panamax	2004	75,707	26,268	04/10/2009
				37,050	05/11/2014
Navios Orbiter	Panamax	2004	76,602	24,700	04/08/2009
				37,147	05/09/2014
Navios Ulysses(4)	Ultra Handymax	2007	55,728	31,281	10/10/2013
Navios Aurora I(5)	Panamax	2005	75,397	—	—
Navios Asteriks	Panamax	2005	76,801	—	—
Vanessa	Product Handysize	2002	19,078	—	—

Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight	Charter-out Rate(2)	Expiration Date(3)
	(in metric tons)
Navios Vega	Ultra Handymax	03/2009	58,500	—	—
Navios Pollux	Capesize	06/2009	181,000	42,250	06/2019
Navios Lumen	Capesize	09/2009	181,000	44,850	09/2016
Navios TBN	Capesize	10/2009	172,000	41,325	10/2019
Navios Happiness(6)	Capesize	10/2009	180,000	55,100	09/2014
Navios TBN(7)	Capesize	11/2009	180,000	45,500	12/2014
Navios TBN	Capesize	12/2009	172,000	39,900	12/2019
Navios TBN	Capesize	11/2009	172,000	57,000	11/2014
Long-term Chartered-in Fleet in Operation

						Expiration
Vessel Name	Vessel Type	Year Built	Deadweight	Purchase Option (8)	Charter-out Rate(2)	Date(3)
	(in metric tons)
Navios Vector(9)	Ultra Handymax	2002	50,296	No	9,500	10/16/2008
					9,738	10/17/2009
Navios Astra	Ultra Handymax	2006	53,468	Yes	34,200	08/11/2009
Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	05/09/2010
Navios Cielo	Panamax	2003	75,834	No	25,175	12/14/2008
					14,773	06/12/2010
Navios Orion	Panamax	2005	76,602	No	27,312	03/31/2009
					49,400	12/15/2012
Navios Titan	Panamax	2005	82,936	No	27,100	12/09/2010
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	01/31/2009
					26,125	02/01/2019
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Navios Esperanza	Panamax	2007	75,200	No	37,056	08/09/2009
Torm Antwerp	Panamax	2008	75,250	No	—	—
Belisland	Panamax	2003	76,602	No	—	—
Golden Heiwa	Panamax	2007	76,662	No	—	—
SA Fortius	Capesize	2001	171,595	No	—	—
C. Utopia	Capesize	2007	174,000	No	—	—
Beaufiks	Capesize	2004	180,181	Yes	—	—
Rubena N	Capesize	2006	203,233	No	—	—
Navios Armonia	Ultra Handymax	2008	55,100	No	23,700	06/07/2013
Long-term Chartered-in Fleet to be Delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight	Purchase Option
		(in metric tons)
Phoenix Grace	Capesize	01/2009	170,500	No
Phoenix Beauty	Capesize	11/2009	170,500	No
Navios TBN	Handysize	03/2010	35,000	Yes(10)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	08/2010	35,000	Yes(10)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Kamsarmax	01/2013	82,100	Yes
Navios TBN	Ultra Handymax	07/2013	61,000	Yes

(1)	Capesize vessel Obeliks was sold for approximately $35.1 million in Q2 2008.

(2)	Daily Charter-out rate net of commissions.

(3)	Expected redelivery basis midpoint of full redelivery period.

(4)	The vessel was delivered on October 10, 2008.

(5)	On July 1, 2008, the vessel was sold to Navios Partners for $79.9 million.

(6)	Navios Partners has the option to acquire this vessel for $135.0 million.

(7)	Allocated to long-term COA Contract

(8)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(9)	Charterer has right to extend period at similar day rate.

(10)	The initial 50% purchase option on each vessel is held by Navios Holdings.
     Since August 25, 2005, Navios exercised all exercisable options to purchase eleven vessels of its long-term chartered-in fleet. Of these ten vessels, eight vessels were delivered until December 31, 2007, the ninth vessel, Navios Orbiter was delivered on February 7, 2008, the tenth vessel, Navios Aurora I, was delivered on April 24, 2008, and the eleventh vessel, Navios Fantastiks, was delivered on May 2, 2008. Accordingly, Navios Holdings has options to acquire four of the remaining 17 chartered-in vessels currently in operation and eight of the eleven long-term chartered-in vessels on order (on two of the eight purchase options Navios Holdings holds a 50% initial purchase option).
Charter Policy
     Navios Holdings’ policy has been to take a portfolio approach in managing operating risks. This policy led Navios Holdings to time charter-out to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles, many of the fleet vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2007 and 2008 for various periods ranging between one to five years. By doing this Navios Holdings aims to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as Contracts of Affreightment (“COAs”) and Forward Freight Agreements (“FFAs”).
     In 2007 and 2008, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings fleet been operated purely on short term and/or spot employment.
     The average daily charter-in vessel cost for the Navios Holdings long term charter-in fleet (excluding Kleimar vessels) was $9,672 per day for the nine months ended September 30, 2008. The average charter-in hire rate per vessel was derived from the amount for long term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.
Industry Outlook
     In the near term, the slowdown in the world economy and specifically in the steel industry has dampened the demand for iron ore and coal. Looking further out, dry bulk fundamentals remain attractive. Navios Holdings believes that Asian demand for commodities will remain robust on the back of strong expected economic growth. China, which is one of the main importers of most major dry bulk commodities such as iron ore and grains, is expected to continue its industrialization and urbanization over the next few years. Significant commodities purchases by Asian countries, especially China and India, combined with favorable changing trading patterns and the growth in the Chinese coastal trade, should contribute to support freight rates for the foreseeable future. New longer haul trade routes have developed that Navios Holdings anticipates should serve to stimulate ton-mile demand. Additionally, with the recent announcements of new building cancellations and the prospect of increasing numbers of vessel scrapping, the growth in the supply side is expected to decline significantly.
     Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact to future revenue and profitability. However, the cost advantage of Navios Holdings’ long-term chartered fleet, which is chartered-in at historically favorable fixed rates, would help to mitigate the impact of any short-term decline in freight rates. The reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing may also be negatively impacted.

Logistics Business
     Navios also owns and operates an end-to-end logistics business which leverages Navios’ transshipment facility in Uruguay with an upriver port facility in Paraguay and dry and wet barge capacity. Navios logistics business consists of a group of related companies providing maritime transportation. The group specializes in the transport and storage of liquid cargoes and the transport of dry bulk cargoes along the Hidrovia passing through Argentina, Bolivia, Brazil, Paraguay and Uruguay.
     The group also owns and operates an upriver oil storage and transfer facility in Paraguay, as well as the largest dry bulk transfer and storage port facility in Uruguay. While a relatively small portion of the overall enterprise, Navios Holdings believes that the logistics business segment is a stable business with strong growth and integration prospects. (See “Recent Developments” under Section “Statement of Income Breakdown by Segment”).
Factors Affecting Navios Holdings’ Results of Operations
     Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.
     Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long and short-term chartered in vessels and controls approximately 5.8 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel (see separate table) permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Time Charter Equivalents rates: TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios Holdings includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Voyage and Time Charter
     Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
     Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.
     TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.
     The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 6.2 years. But as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)
     Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts, as follows:
•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.
     In addition, Navios Holdings, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.
     Navios Holdings enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios Holdings has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the US Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.
     Navios Holdings enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions Navios Holdings expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, Navios Holdings has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
     The balance of Other Comprehensive Income that relates to FFAs amounts to $4,897 and $19,939 as of September 30, 2008 and December 31, 2007, respectively, that qualified for hedge accounting treatment during the respective periods. Dry bulk FFAs traded by Navios Holdings that do not qualify for hedge accounting are shown at fair value through the statement of income.

     FFA cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house and LCH the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.
     NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
     At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded either over-the-counter or through NOS and LCH are determined from an index published in London, United Kingdom. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.
Period over Period Comparisons
For the Three Month Period ended September 30, 2008 compared to the Three Month Period ended September 30, 2007
     The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2008 and 2007. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month	Three Month
	Period ended	Period ended
	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)
Revenue	$371,285	$212,887
Gain on forward freight agreements	5,187	10,249
Time charter, voyage and logistic business expenses	(329,026)	(154,228)
Direct vessel expenses	(6,469)	(6,948)
General and administrative expenses	(10,233)	(4,996)
Depreciation and amortization	(14,641)	(8,619)
Interest income from investments in finance lease	240	946
Interest income	1,522	2,642
Interest expense and finance cost, net	(11,664)	(12,783)
Gain on sale of assets/partial sale of subsidiary	24,940	—
Other income	147	(390)
Other expense	(3,400)	(377)

Income before equity in net earnings of affiliate companies and joint venture	27,888	38,383
Equity in net earnings of affiliated companies and joint venture	3,949	302

Income before taxes and minority interests	31,837	38,685
Income taxes	(228)	(2,165)

Income before minority interest	31,609	36,520
Minority interest	(933)	—

Net income	$30,676	$36,520

     Set forth below are selected historical and statistical data for Navios Holdings that it believes may be useful in better understanding its financial position and results of operations.

	Three month period ended
	September 30,
	2008	2007
FLEET DATA
Available days(1)	6,036	5,207
Operating days(2)	6,032	5,199
Fleet utilization(3)	99.9%	99.8%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs) (4)	$50,658	$33,090
Time Charter Equivalents (excluding FFAs) (4)	$49,769	$31,122

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.
     During the three month period ended September 30, 2008, there were 829 more available days as compared to the same period of 2007 which was due mainly to the increase in short-term chartered in fleet. This increase was mitigated by the decrease in the number of vessels in our owned fleet by four vessels (acquisition of one vessel through the exercise of option from the charter-in fleet and five vessels which were sold to Navios Partners), resulting in 355 less days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding “available days” will be decreased if charters are not renewed or replaced.
     The average Time Charter Equivalent (TCE) rate excluding FFAs for the three month period ended September 30, 2008 was $49,769 per day, $18,647 per day higher than the rate achieved in the same period of 2007. This was primarily due to the improvement in the freight market resulting in higher charter-out daily rates in the third quarter of 2008 than those achieved in the third quarter of 2007.
     Revenue: Revenue from vessels operations for the three months ended September 30, 2008 was $337.7 million as compared to $210.1 million for the same period during 2007. The increase in revenue is mainly attributable to the increase in TCE per day and the increase in the available days of the fleet in 2008 as compared to 2007. The achieved TCE rate per day, excluding FFAs, increased 59.9% from $31,122 per day in the third quarter of 2007 to $49,769 per day in the same period of 2008. The available days for the fleet increased by 15.9% to 6,036 days in the third quarter of 2008 from 5,207 days in the same period of 2007.
     Revenue from the logistics business was $33.6 million for the three months ended September 30, 2008 as compared to $2.8 million during the same period of 2007. This is due to the acquisition of Horamar Group in January 2008.
     Gains on FFAs: Income from FFAs decreased by $5.0 million to a gain of $5.2 million during the three month period ended September 30, 2008 as compared to $10.2 million gain for the same period in 2007. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
July 11, 2008	$77,028	(a)
September 30, 2008	$19,294	(b)(*)
July 2, 2007	$52,285	(c)
September 25, 2007	$76,782	(d)
September 28, 2007	$76,149	(*)

(a)	High for Q3 — 2008

(b)	Low for Q3 — 2008

(c)	Low for Q3 — 2007

(d)	High for Q3 — 2007

(*)	End of period rate
     Time Charter, Voyage and Logistic Business Expenses: Time charter, voyage and logistic business expenses increased by $174.8 million or 113.4% to $329.0 million for the three month period ended September 30, 2008 as compared to $154.2 million for same period in 2007. This was primarily due to the increase in the market rates, which negatively affected the charter-in daily hire rate cost for the long-term chartered-in fleet from $11,562 per day in the third quarter of 2007 to $15,228 per day for the same period of 2008, the increase in the short term fleet activity (which also positively affected the available days of the fleet, discussed above), as well as the acquisition of Horamar which had a further impact of $20.8 million.
     Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet decreased by $0.4 million to $6.5 million or 5.8% for the three month period ended September 30, 2008 as compared to $6.9 million for the same period in 2007. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The decrease resulted primarily from the reduction of the owned fleet by three vessels in the third quarter of 2008 compared to the same period in 2007.
     General and Administrative Expenses: General and administrative expenses of Navios Holdings is composed of the following:

	Three month period	Three month period
	ended	ended
	September 30, 2008	September 30, 2007
Payroll and related costs(1)	3,552 (2)	2,308
Professional, legal and audit fees(1)	1,790	1,529
Navios Logistics	2,933	165
Credit default insurance cover	897	—
Other(1)	1,061	994

(1)	Amounts do not include general and administrative expenses of the logistics business

(2)	Includes stock plan expenses
The increase by $5.2 million to $10.2 million or 104.0% for the three month period ended September 30, 2008 as compared to $5.0 million for the same period of 2007 is mainly attributable to (a) increase in payroll and related costs in connection with the expansion of Navios Holdings’ operations including the stock plan expenses incurred in the third quarter of 2008, (b) increase in professional, legal and audit fees and other expenses due to the additional costs incurred by Navios Holdings in connection with acquisitions and other activities, (c) the general and administrative expenses attributable to the Navios Logistics, and (d) expenses relating to credit default insurance cover.
     Depreciation and Amortization: For the three month period ended September 30, 2008, depreciation and amortization increased by $6.0 million compared to the same period in 2007. The increase was primarily due to the additional depreciation and amortization following the acquisition of Horamar, amounting to $5.1 million, as well as the increase in amortization of intangibles by $2.8 million, mainly due to the expiration of unfavorable contracts which positively affected amortization in the third quarter of 2007. The above increase was mitigated by the decrease in depreciation of $1.3 million in the third quarter of 2008, mainly due to the transfer of five owned vessels to Navios Partners in the fourth quarter of 2007 and the decrease in amortization of backlog by $0.6 million.
     Interest income from investments in finance leases: Interest income from investments in finance leases decreased by $0.7 million and amounted to $0.2 million for the three months ended September 30, 2008 compared to $0.9 million for the same period of 2007.
     Net Interest Expense and Income: Interest expense for the three month period ended September 30, 2008 decreased to $11.7 million as compared to $12.8 million in the same period of 2007. The decrease is due to the decrease (excluding Navios Logistics) in average outstanding loan balance from $307.6 million in the third quarter of 2007 to $288.4 million in the same period of 2008 (excluding the drawdowns relating to facilities for the construction of the Capesize vessels). This decrease was mitigated by an increase in interest expense and finance cost in the third quarter of 2008 of $1.3 million due to the outstanding loan balances of Navios Logistics. Interest income decreased by $1.1 million to $1.5 million for the three month period ended September 30, 2008 as compared to $2.6 million for the same period of 2007. This is mainly attributable to the decrease in the average cash balances from $223.6 million in the third quarter of 2007 to $205.5 million in the same period of 2008.

     Other Income: Other income increased by $0.5 million to $0.1 million for the three month period ended September 30, 2008 compared to the same period in 2007. This increase is mainly due to mark-to-market losses realized in the third quarter of 2007.
     Other Expense: Other expense increased by $3.0 million for the three month period ended September 30, 2008. This change is mainly due to unrealized losses on the Navios Acquisition Warrants which qualify as derivatives.
     Income taxes: Income taxes decreased by $1.9 million, mainly due to the write-off of deferred taxes in the second quarter of 2008 relating to Kleimar.
     Minority Interest: Minority interest increased by $0.9 million, which relates to the 32.8% minority attributable to the shareholders of Navios Logistics, following the acquisition of Horamar group.
For the Nine Month Period ended September 30, 2008 compared to the Nine Month Period ended September 30, 2007
     The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2008 and 2007. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Nine Month	Nine Month
	Period ended	Period ended
	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)
Revenue	$1,063,994	$449,890
Gain on forward freight agreements	16,523	20,299
Time charter, voyage and logistic business expenses	(929,664)	(304,625)
Direct vessel expenses	(18,987)	(20,972)
General and administrative expenses	(28,928)	(14,098)
Depreciation and amortization	(42,083)	(22,313)
Interest income from investments in finance lease	1,865	2,592
Interest income	7,100	5,730
Interest expense and finance cost, net	(36,040)	(38,782)
Gain on sale of assets/partial sale of subsidiary	27,688	—
Other income	324	349
Other expense	(4,904)	(1,125)

Income before equity in net earnings of affiliate companies and joint venture	56,888	76,945
Equity in net earnings of affiliated companies and joint venture	12,285	1,518

Income before taxes and minority interests	69,173	78,463
Income taxes	57,640	(3,978)

Income before minority interest	126,813	74,485
Minority interest	(2,724)	—

Net income	$124,089	$74,485

     Set forth below are selected historical and statistical data for Navios Holdings that it believes may be useful in better understanding its financial position and results of operations.

	Nine month period ended
	September 30,
	2008	2007
FLEET DATA
Available days(1)	18,040	13,125
Operating days	18,014	13,115
Fleet utilization	99.9%	99.9%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$48,724	$27,108
Time Charter Equivalents (excluding FFAs)	$47,798	$25,561

(1)	Available days for fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.
     During the nine month period ended September 30, 2008, there were 4,915 more available days as compared to the same period of 2007, which was due mainly to the increase in short-term chartered in fleet. This increase was mitigated by the decrease in the number of vessels in our owned fleet by three vessels (acquisition of two vessels through the exercise of options from the charter-in fleet and five vessels which were sold to Navios Partners), resulting in 868 less days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding “available days” will be decreased if charters are not renewed or replaced.
     The average Time Charter Equivalent (TCE) rate excluding FFAs for the nine month period ended September 30, 2008 was $47,798 per day, $22,237 per day higher than the rate achieved in the same period of 2007. This was primarily due to the improvement in the freight market resulting in higher charter-out daily rates in the first nine months of 2008 than those achieved in the same period of 2007.
     Revenue: Revenue from vessels operations for the nine months ended September 30, 2008 was $983.4 million as compared to $442.2 million for the same period during 2007. The increase in revenue is mainly attributable to the increase in TCE per day and the increase in the available days of the fleet in 2008 as compared to 2007. The achieved TCE rate per day, excluding FFAs, increased 87.0% from $25,561 per day in the first nine months of 2007 to $47,798 per day in the same period of 2008. The available days for the fleet increased by 37.4% to 18,040 days in the first half of 2008 from 13,125 days in the same period of 2007.
     Revenue from the logistics business was $80.5 million in the first nine months of 2008 as compared to $7.7 million during the same period of 2007. This is due to the acquisition of Horamar group in January 2008.
     Gains on FFAs: Income from FFAs decreased by $3.8 million to a gain of $16.5 million during the nine month period ended September 30, 2008 as compared to $20.3 million gain for the same period in 2007. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
May 20, 2008	$91,710	(a)
September 30, 2008	$19,294	(b)(*)
January 31, 2007	$31,719	(c)
September 25, 2007	$76,782	(d)
September 28, 2007	$76,149	(*)

(a)	High for nine months — 2008

(b)	Low for nine months — 2008

(c)	Low for nine months — 2007

(d)	High for nine months — 2007

(*)	End of period rate
     Time Charter, Voyage and Logistic Business Expenses: Time charter, voyage and logistic business expenses increased by $625.1 million or 205.2% to $929.7 million for the nine month period ended September 30, 2008 as compared to $304.6 million for same period in 2007. This was primarily due to the increase in the market, which negatively affected the charter-in daily hire rate cost for the long-term chartered-in fleet from $11,350 per day in the first nine months of 2007 to $15,228 per day for the same period of 2008, the increase in the short term fleet activity (which also positively affected the available days of the fleet, discussed above), as well as the acquisition of Horamar which had a further impact of $46.9 million and the acquisition of Kleimar in the first quarter of 2007 (which is included in full during the nine month period ended September 30, 2008).
     Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet decreased by $2.0 million to $19.0 million or 9.5% for the nine month period ended September 30, 2008 as compared to $21.0 million for the same period in 2007. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The decrease resulted primarily from the reduction of the owned fleet by three vessels in the first nine months of 2008 compared to the same period in 2007.
     General and Administrative Expenses: General and administrative expenses of Navios Holdings is composed of the following:

	Nine month period	Nine month period
	ended	ended
	September 30, 2008	September 30, 2007
Payroll and related costs(1)	11,851 (2)	6,745
Professional, legal and audit fees(1)	3,595	3,665
Navios Logistics	7,393	413
Credit default insurance cover	2,107	—
Other(1)	3,982	3,275

(1)	Amounts do not include general and administrative expenses of the logistics business

(2)	Includes stock plan expenses
The increase by $14.8 million to $28.9 million or 105.0% for the nine month period ended September 30, 2008 as compared to $14.1 million for the same period of 2007 is mainly attributable to (a) increase in payroll and related costs in connection with the expansion of Navios’ operations including the stock plan expenses incurred in the first nine months of 2008, (b) the general and administrative expenses attributable to the Logistics Business and (c) expenses relating to credit default insurance cover.
     Depreciation and Amortization: For the nine month period ended September 30, 2008, depreciation and amortization increased by $19.8 million compared to the same period in 2007. The increase was primarily due to the additional depreciation and amortization following the acquisition of Horamar, amounting to $11.9 million, as well as the increase in amortization of intangibles by $6.5 million, mainly due to the expiration of unfavorable contracts which positively affected amortization in the nine month period of 2007, and the increase in amortization of backlog assets by $4.5 million. The above increase was mitigated by the decrease in depreciation of $3.1 million in 2008, due to the transfer of five owned vessels to Navios Partners in the fourth quarter of 2007.
     Interest income from investments in finance leases: Interest income from investments in finance leases decreased by $0.7 million and amounted to $1.9 million for the nine months ended September 30, 2008 compared to $2.6 million for the respective period of 2007.
     Net Interest Expense and Income: Interest expense for the nine month period ended September 30, 2008 decreased to $36.0 million as compared to $38.8 million in the same period of 2007. The decrease is due to the decrease (excluding Navios Logistics) in average outstanding loan balance from $326.3 million in the first nine months of 2007 to $300.0 million in the same period of 2008 (excluding the drawdowns relating to facilities for the construction of the Capesize vessels). This decrease was mitigated by an increase in interest expense and finance cost in the first nine months of 2008 of $2.9 million due to the outstanding loan balances of Navios Logistics. Interest income increased by $1.4 million to $7.1 million for the nine month period ended September 30, 2008 as compared to $5.7 million for the same period of 2007. This is mainly attributable to the increase in the average cash balances from $177.2 million in the nine month period ended September 30, 2007 to $256.2 million in the same period of 2008.
     Other Income: Other income amounting to $0.3 million had almost no movement compared to the same period in 2007.

     Other Expense: Other expense increased by $3.8 million for the nine month period ended September 30, 2008. This change is mainly due to mark-to-market losses realized on interest rate swaps, foreign exchange differences as well as unrealized losses on the Navios Acquisition Warrants which qualify as derivatives.
     Income taxes: Income taxes increased by $61.6 million, mainly due to the write-off of deferred taxes relating to Kleimar amounting to $57.3 million.
     Minority Interest: Minority interest increased by $2.7 million, which relates to the 32.8% minority attributable to the shareholders of Navios Logistics, following the acquisition of the Horamar group.
Liquidity and Capital Resources
     Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and debt. Main uses of funds have been capital expenditures for the acquisition of vessels, barges and push boats, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Holdings anticipates that available cash, internally generated cash flows and borrowings under its credit facility, will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. See “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
     The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Holdings for the nine month periods ended September 30, 2008 and 2007.

	Nine Month Period	Nine Month Period
	ended September 30,	ended September 30,
	2008	2007
	(Expressed in thousands of US Dollars)
	(unaudited)	(unaudited)
Net cash (used in)/provided by operating activities	$(18,023)	$173,010
Net cash used in investing activities	(351,117)	(231,005)
Net cash provided by financing activities	62,731	207,379

(Decrease) increase in cash and cash equivalents	(306,409)	149,384
Cash and cash equivalents, beginning of the period	427,567	99,658

Cash and cash equivalents, end of period	$121,158	$249,042

Cash used in operating activities for the nine month period ended September 30, 2008 as compared to the cash provided for the nine month period ended September 30, 2007:
     Net cash used in operating activities decreased by $191.0 million to $18.0 million for the nine month period ended September 30, 2008 as compared to $173.0 million net cash provided by operating activities for the same period of 2007. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.
     The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $30.1 million loss for the nine month period ended September 30, 2008 which consisted mainly of the following adjustments: $42.1 million of depreciation and amortization, $1.4 million of amortization of deferred dry dock expenses, $1.5 million of amortization of deferred finance fees, $1.6 million of unrealized losses on Navios Acquisition Warrants, $6.1 million of unrealized losses on FFAs (represents $5.0 million unrealized gains on FFAs not qualifying for hedge accounting treatment charged to period results and $11.1 million loss reclassified to earnings from “Accumulated Other Comprehensive Income (Loss)” on FFAs previously qualified for hedge accounting), $1.4 million of unrealized losses on interest rate swaps, $2.7 million relating to movement of minority interest, and $2.2 million of share based compensation. These were offset by $3.9 million movement in earnings in affiliates net of dividends received, $27.7 million gains on sale of assets and $57.5 million relating to the movement in deferred taxes.
     The negative change in operating assets and liabilities of $112.0 million for the nine month period ended September 30, 2008 resulted from $8.2 million increase in prepaid expenses and other current assets, $50.0 million increase in accounts payable, $15.0 million increase in deferred income, $139.6 million decrease in derivative accounts, $3.0 million relating to payments for dry-dock and special survey costs, and $0.2 million increase in long-term assets. This negative change was offset by $50.1 million decrease in restricted cash, $23.1 million decrease in accounts receivable, $1.0 million increase in due from affiliates, $16.5 million increase in long-term liabilities and $13.3 million increase in accrued expenses.
     The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $18.3 million gain for the nine month period ended September 30, 2007 which consisted mainly of the following adjustments: $22.3 million of depreciation and amortization, $1.3 million of amortization of deferred dry dock expenses, $1.4 million of amortization of deferred finance fees, $4.0 million movement in deferred taxes and $0.6 million of unrealized losses on interest rate swaps. These were offset by $9.9 million of unrealized gains on FFAs (represents $17.3 million unrealized gains on FFAs not qualifying for hedge accounting treatment charged to period results and $7.4 million loss reclassified to earnings from “Accumulated Other Comprehensive Income (Loss)” on FFAs previously qualified for hedge accounting), $0.8 million movement in earnings in affiliates net of dividends received, and $0.6 million movement in provision for losses on accounts receivable.

     The positive change in operating assets and liabilities of $80.2 million for the nine month period ended September 30, 2007 resulted from $24.1 million increase in accounts payable, $25.0 million increase in accrued expenses, $14.3 million increase in deferred income and $118.7 million increase in derivative accounts. This positive change was offset by $26.4 million increase in restricted cash, $58.0 million increase in accounts receivable, $15.3 million increase in prepaid expenses and other current assets and $2.2 million relating to payments for dry-dock and special survey costs.
Cash used in investing activities for the nine month period ended September 30, 2008 as compared to the nine month period ended September 30, 2007:
     Cash used in investing activities was $351.1 million for the nine month period ended September 30, 2008, or an increase of $120.1 million from $231.0 million for the same period in 2007.
     Cash used in investing activities was the result of (a) the payment of $110.1 million (net of acquired cash of $5.6 million) for the acquisition of Horamar, (b) the acquisition of the vessels Navios Orbiter and Navios Aurora I amounting to $39.2 million, (c) the deposits on exercise of vessel purchase options amounting to $173.4 million relating mainly to the deposits for the acquisition of nine Capesize vessels to be delivered in various dates until the fourth quarter of 2009 and to the acquisition of the two Ultra-Handymaxes, one delivered on October 10, 2008 and the other one to be delivered in March 2009, (d) the purchase of other fixed assets amounting to $95.6 million mainly relating to the acquisition of tanker vessels, barges and push boats, and (e) $7.6 million relating to Navios Holdings’ private placement to Navios Acquisition. The above was offset by $4.7 million received in connection with the capital lease receivable, the proceeds of $35.1 million from the sale of Obeliks and $35.0 million cash proceeds from the sale of Navios Aurora I to Navios Partners.
     Cash used in investing activities was $231.0 million for the nine month period ended September 30, 2007. This was the result of the payment of $145.4 million (net of acquired cash of $22.1 million), for the acquisition of Kleimar, the acquisition of Navios Hyperion amounting to $18.4 million, the payment of $26.1 million for the acquisition of the 50% of White Narcissus S.A., the vessel owning company of 50% of vessel Asteriks, the payment of $48.0 million as a deposit for the acquisition of two Capesize vessels and the purchase of property plant and equipment amounting to $0.4 million. The above was offset by $7.3 million received in connection with the capital lease receivable.
Cash provided by financing activities for the nine month period ended September 30, 2008 as compared to the nine month period ended September 30, 2007:
     Cash provided by financing activities was $62.7 million for the nine month period ended September 30, 2008, while for the same period of 2007 was $207.4 million.
     Cash provided by financing activities was the result of $103.8 million loan proceeds (net of relating finance fees of $1.4 million) in connection with the loan facility of Nauticler S.A. the loan facilities with DNB NOR BANK ASA and Emporiki bank of Greece for the construction of four Capesize vessels and $50.0 million drawdown from the available revolving facility, and $6.7 million of cash proceeds relating to the issuance of common stock through exercise of warrants. This was offset by (a) the acquisition of treasury stock amounting to $41.4 million, (b) the $27.6 million installments paid in connection with the Navios Holdings’ outstanding indebtedness, and (c) $28.8 million of dividends paid in the nine months ended September 30, 2008.
     Cash provided by financing activities was $207.4 million for the nine month period ended September 30, 2007. This was the result of (a) the exercise of warrants in January 2007 which resulted in $66.6 million of net cash proceeds, (b) the proceeds from a new secured loan facility which is composed of a $280.0 million Term Loan Facilty and $120.0 million reducing Revolving Credit Facility. The proceeds from the new credit facility were utilized to partially finance the acquisition of vessel Navios Hyperion, to repay the remaining outstanding balance of the previous HSH Nordbank facility ($271.0 million), to partially finance the acquisition of Kleimar and to partially finance the acquisition of White Narcissus S.A., (c) the net proceeds of approximately $124.9 million relating to increase in share capital through a secondary public offering and (d) the proceeds of approximately $40.3 million relating to share capital increases due to exercise of warrants. This was offset by a $127.4 million installments paid in connection with Navios Holdings’ credit facilities and $19.0 million of dividends paid in the nine months ended September 30, 2007.
     Adjusted EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that Adjusted EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses Adjusted EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
     Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
Adjusted EBITDA Reconciliation to Cash from Operations

Three Months Ended	September 30,	September 30,
(in thousands of US Dollars)	2008	2007
Net cash (used in) provided by operating activities	$(81,571)	$92,818
Net increase (decrease) in operating assets	(30,357)	40,022
Net (increase) decrease in operating liabilities	138,305	(92,234)
Net interest cost	11,626	10,141
Deferred finance charges	(560)	(464)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	(5,963)	6,602
Provision for losses on accounts receivable	(118)	—
Earnings in affiliates and joint ventures, net of dividends received	819	302
Payments for drydock and special survey	767	722
Minority interest	(933)	—
Gain on sale of assets	24,940	—

Adjusted EBITDA	$56,955	$57,909

Nine Months Ended	September 30,	September 30,
(in thousands of US Dollars)	2008	2007
Net cash (used in) provided by operating activities	$(18,023)	$173,010
Net increase (decrease) in operating assets	(67,516)	99,659
Net (increase) decrease in operating liabilities	174,973	(182,014)
Net interest cost	30,425	33,052
Deferred finance charges	(1,485)	(1,395)
Provision for losses on accounts receivable	(118)	550
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	(9,130)	9,295
Earnings in affiliates and joint ventures, net of dividends received	3,983	840
Payments for drydock and special survey	3,055	2,125
Minority interest	(2,724)	—
Gain on sale of assets/partial sale of subsidiary	27,688	—

Adjusted EBITDA	$141,128	$135,122

     Adjusted EBITDA for the third quarter of 2008 and 2007 was $57.0 million and $57.9 million, respectively. The decrease in EBITDA of $0.9 million was primarily due to a decrease in gain of FFA trading by $5.0 million from $10.2 million for the third quarter of 2007 to $5.2 million for the same period in 2008, an increase in time charter, voyage and logistic business expenses by $174.8 million from $154.2 million in the third quarter of 2007 to $329.0 million for the same period in 2008, an increase in general and administrative expenses by $4.5 million from $5.0 million in the third quarter of 2007 to $9.5 million for the same period in 2008 (including $0.9 million relating to credit default insurance cover expense and excluding the $0.7 million share-based compensation for the second quarter of 2008), a decrease of $0.7 million relating to interest income from finance leases, an increase in minority interest of $0.9 million and an increase in net other expenses of $2.5 million (including $1.6 million unrealized losses on Navios Acquisition Warrants). This overall unfavorable variance of $188.6 million was mitigated mainly by an increase in revenue by $158.4 million from $212.9 million in the third quarter of 2007 to $371.3 million for the same period in 2008, a decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $0.6 million from $6.7 million in the third quarter of 2007 to $6.0 million for the same period in 2008, an increase in equity in net earnings from affiliated companies by $3.6 million and an increase in gain on sale of assets by $24.9 million, due to the sale of vessel Navios Aurora I to Navios Partners.
     Adjusted EBITDA for the first nine months of 2008 and 2007 was $141.1 million and $135.1 million, respectively. The increase in EBITDA of $6.0 million was primarily due to an increase in revenue by $614.1 million from $449.9 million in nine months ended September 30, 2007 to $1,064.0 million for the same period in 2008, a decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $2.1 million from $19.8 million in the first nine months of 2007 to $17.7 million for the same period in 2008, an increase in equity in net earnings from affiliated companies by $10.8 million, a gain of $27.7 million from the sale of assets in the first nine months of 2008. This overall favorable variance of $654.7 million was mitigated mainly by the decrease in gain of FFA trading by $3.8 million from $20.3 million for the first nine months of 2007 to $16.5 million for the same period in 2008, the increase in time charter, voyage and logistic business expenses by $625.1 million from $304.6 million in the first nine months of 2007 to $929.7 million for the same period in 2008, an increase in general and administrative expenses by $12.6 million from $14.1 million in the first nine months of 2007 to $26.7 million for the same period in 2008 (including $2.1 million relating to credit default insurance cover expense and excluding the $2.2 million share-based compensation for the first nine months of 2008), an increase in minority interest by $2.7 million and a decrease of $4.5 million in net other expenses (including interest income from finance leases and $1,6 million unrealized losses on Navios Acquisition Warrants).
Long Term Debt Obligations and Credit Arrangements
     In December 2006, Navios Holdings issued $300.0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Navios Holdings’ subsidiaries, other than Navios Logistics and its subsidiries. At any time before December 15, 2009, Navios Holdings may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, Navios Holdings has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and, (2) on or after December 15, 2010, at redemption prices as defined in the agreement. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require Navios Holdings to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Holdings’ properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, Navios Holdings has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt.
     On December 21, 2005, Navios Holdings entered into an ISDA (International Swap Dealer Association, Inc.) Agreement (amended in February 2007 in connection with the secured loan facility) with HSH Nordbank AG, providing for (a) interest rate swaps whereas the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $171.0 million and de-escalating down to $100.5 million following the loan repayment schedule) and 5.52% (this contract applies for the period from December 2007 to September 2009 on notional amounts starting at $79.4 million and de-escalating down to $14.8 million following the loan repayment schedule), and (b) interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82.0 million and de-escalating down to $13.3 million following the loan repayment schedule). The ISDA Agreement is bound by the same securities as the senior secured loan facility discussed in the preceding paragraph.
     In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. In April 2008, Navios Holdings entered into an agreement for the amendment of the facility due to a prepayment of $10.0 million. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The amount available under the revolver facility as of September 30, 2008 was $58.7 million. The interest rate of the facility is LIBOR plus a spread ranging from 65 to 125 basis points as defined in the agreement.

     The secured loan facility contains covenants similar to those of the senior notes discussed above. It also requires compliance with financial covenants including, specified security value maintenance to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     Upon acquisition of Kleimar the following loans were assumed:
     On April 28, 2004, Kleimar entered into a $40.0 million credit facility with Fortis Bank and Dexia Bank. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of June 30, 2008 the facility has been fully repaid.
     On August 4, 2005, Kleimar entered into a $21.0 million loan facility with DVB Bank for the purchase of a vessel maturing in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of September 30, 2008, $17.6 million was outstanding under this facility.
     In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. The interest rate of the facility is LIBOR plus a margin of 80 basis points as defined in the agreement. The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels, the loan also requires compliance with certain financial covenants.
     In June 2008, Navios Holdings entered into a new facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. The interest rate of the facility is LIBOR plus a margin of 100 basis points as defined in the agreement. The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels, the loan also requires compliance with certain financial covenants.
     Upon acquisition of Horamar the following loans were assumed:
     In connection with the acquisition of Horamar, Navios Holdings assumed a $9.5 million loan facility that was entered into by HS Shipping LTD Inc. in 2006, in order to finance the building of a 8,900 DWT double hull tanker (MALVA H). The loan bears interest at LIBOR plus 5.5% during the construction period, which lasted until February 2008. After the vessel delivery the interest rate is LIBOR plus 1.5%. The Loan will be repaid by installments that shall not be less than 90 per cent of the amount of the last hire payment due to be paid to HS Shipping Ltd Inc. The repayment date should not exceed December 31, 2011. The loan can be pre-paid before such date, with a 2 days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2008, HS Shipping Ltd Inc. is in compliance with all the covenants.
     In connection with the acquisition of Horamar, Navios Holdings assumed a $2.3 million loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 1.5%. The Loan will be repaid by five equal installments of $0.5 million on November 2008, June 2009, January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2008, Thalassa Energy S.A. is in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).
     On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment in 2011 and bears interest at LIBOR plus 1.75%.

     The maturity table below reflects the principal payments of all credit facilities outstanding balance as of September 30, 2008 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities discussed in the previous paragraphs and the outstanding amount under the senior notes.

September 30, 2008
Amounts in
millions of
Year	U.S. Dollars
2008	$4.0
2009	14.5
2010	33.8
2011	101.8
2012	31.4
2013	31.0
2014 and thereafter	536.9

Total	$753.4

Contractual Obligations:

	September 30, 2008
	Payment due by period (Amounts in millions of U.S. Dollars)
		0-1	1-3	3-5	More than
	Total	years	years	years	5 years
Long-term debt (includes current portion) (i)	$753.4	$15.0	$128.8	$65.0	$544.6
Operating Lease Obligations (Time Charters) (ii)	1,066.4	106.8	212.8	229.7	517.1
Operating lease obligations push boats and barges	2.1	0.6	1.3	0.2	—
Rent Obligations	14.0	1.6	3.0	2.6	6.8

(i)	The amount identified represents principal due as of September 30, 2008 and does not include interest costs associated with it, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 0.65% to 1.20% per annum.

(ii)	The effect of the exercise of the options is reflected in the reduction of operating lease obligations as of September 30, 2008.
Working Capital Position
     On September 30, 2008 and December 31, 2007, Navios Holdings’ current assets totaled $546.2 million and $848.2 million, respectively, while current liabilities totaled $334.3 million and $450.5 million, respectively, resulting in a positive working capital position of $211.9 million and $397.7 million, respectively. Navios Holdings’ internal cash forecast indicates that it will generate sufficient cash within twelve months to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and will remain in a positive cash position during the respective period.
     While internal forecasts indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash position and cash flows with a view toward increasing working capital.
Dividend Policy
     At the present time, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of our current secured credit facilities and the indenture governing its senior notes limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities, the Board of Directors may from time to time consider the payment of dividends and on November 14, 2008 has declared a quarterly cash dividend of $0.09 per common share, payable on January 6, 2009 to record holders at the close of business on December 22, 2008. The Board of Directors may review and amend Navios Holdings’ dividend policy from time to time in light of Navios Holdings’ plans for future growth, capital needs and other factors.

Concentration of Credit Risk
     Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the nine months ended September 30, 2008, one customer from the vessels operation segment accounted for approximately 13.4% of Navios Holdings’ revenue, while for the year ended December 31, 2007 no customer accounted for more than 10.0% of Navios Holdings’ revenue.
Off-Balance Sheet Arrangements
          Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are analyzed above. As of September 30, 2008 and December 31, 2007, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $1.0 million and $1.7 million, respectively, issued by various banks in favor of various organizations of which $0.5 million and $0.7 million respectively, are collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued guarantees to third parties totaling $0 million and $3.5 million at September 30, 2008 and December 31, 2007, respectively, pursuant to which Navios Holdings irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date.
Related Party Transactions
          Office rent: On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR $0.4 million (approximately $0.7 million) and the lease agreements expire in 2017. Navios Holdings believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios Shipmanagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of Navios Holdings. The total annual lease payments are EUR $0.4 million (approximately $0.7 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: Navios Holdings utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for the three month period ended September 30, 2008 and 2007 were $0.4 million and $0 million, respectively and for the nine month periods ended September 30, 2008 and 2007 were $1.1 million and $0.3 million, respectively. Navios Holdings owns fifty percent of the common stock of Acropolis. During the three month period ended September 30, 2008 and 2007 Navios Holdings received dividends of $1.0 million and $0, respectively and for the nine month periods ended September 30, 2008 and 2007, Navios Holdings received dividends of $1.9 million and $0.7 million, respectively.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three and nine months ended September 30, 2008 amounted to $2.7 million and $6.6 million respectively ($0 for the three and nine months ended September 30, 2007).
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine months ended September 30, 2008 amounted to $0.3 million and $0.8 million, respectively ($0 for the three and nine months ended September 30, 2007).
     Balances due to related parties: Included in the trade accounts payable at September 30, 2008 and December 31, 2007 is an amount of $0.5 million and $0.4 million, respectively, which is due to Acropolis Chartering and Shipping Inc.

     Balance due from affiliate: Due from affiliate as at September 30, 2008 and December 31, 2007 amounts to $2.8 million and $4.5 million, respectively, which represent the current amounts due from Navios Partners. The balance mainly consists of management fees, administrative service fees and other expenses and is expected to be settled during 2008.
     Loan to shareholders: At September 30, 2008 a subsidiary of Navios Logistics has an outstanding loan to its shareholders amounting of $0.1million, part of which was advanced in 2007. This loan is free of interest and will be fully repaid during 2008.
     Sale of Navios Aurora I: On July 1, 2008, Navios Aurora I was sold to Navios Partners. The sale price consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Aurora I was $51.5 million of which $24.9 million has been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26.6 million which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners has been deferred under “Long term liabilities” and amortized over the remaining life of the vessel or until it is sold. See Note 2 and Note 6 of the Consolidated Financial Statements.
     Investment in Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7.6 million ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of its IPO. Each Sponsor Warrant will entitle the holder to purchase from the Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant. See Note 1 of the Consolidated Financial Statements.
     On March 31, 2008, Navios Holdings provided a non-interest bearing $0.5 million loan to Navios Acquisition which is due within twelve months
     Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay to Navios Holdings $10,000 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the three and nine months ended September 30, 2008 amounted to less than $0.1 million and $0.1 million, respectively. As of September 30, 2008, the balance due from Navios Acquisition was $0.1 million.

Quantitative and Qualitative Disclosures about Market Risks
     Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFA’s (for charter rate risk).
     Interest Rate Risk:
     Debt Instruments — On September 30, 2008 and December 31, 2007, Navios Holdings had a total of $753.4 million and $615.9 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes discussed “Liquidity and Capital Resources” that bears interest at fixed rate.
     In December 2006, the Company issued $300.0 million senior notes due 2014. Part of the net proceeds of approximately $290.0 million were used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million under the facility in place at the time and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed under “Overview” above.
     In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The amount available under the revolver facility as of September 30, 2008 was $58.7 million. The interest rate of the facility is LIBOR plus a spread ranging from 65 to 125 basis points as defined in the agreement.
     In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of September 30, 2008, the amount drawn was $34.0 million. The facility is repayable upon delivery of the Capesize vessels. The interest rate of the facility is LIBOR plus a margin of 80 basis points as defined in the agreement.
     In June 2008, Navios Holdings entered into a new facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of September 30, 2008, the amount drawn was $18.0 million. The facility is repayable upon delivery of the Capesize vessels. The interest rate of the facility is LIBOR plus a margin of 100 basis points as defined in the agreement.
     The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would have no effect on their value. The interest rate on the senior notes is fixed and, therefore, changes in interest rates affect their value which as of September 30, 2008 was $298.3 million. Amounts drawn under the facilities and the senior notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change the annual interest expense by $3.2 million.
     Interest Rate Swaps — Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.
     At September 30, 2008, Navios Holdings had the following swaps outstanding:
a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $17.6 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $0.8 million to terminate these agreements as of September 30, 2008. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $0.5 million as of September 30, 2008, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	On December 21, 2005 and in connection with the senior secured credit facility, Navios Holdings entered into an International Swap Dealer Association, Inc., or ISDA Agreement with HSH Nordbank AG, providing for interest rate collar with a cap of 5.0% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82.0 million and de-escalated down to $13.25 million following the loan repayment schedule).

c)	In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios Holdings entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility as above. The ISDA agreement is secured by the same collateral as the secured credit facility discussed in the preceding paragraph.

d)	One swap with Fortis Bank and two swaps with Dexia Bank Belgium with a total notional amount of $34.0 million. The swaps were entered into at May 2004 and August 2005 and mature in 2009 and 2010. Navios Holdings estimates that it would have to pay $0.5 million to terminate these agreements as of September 30, 2008. The swaps exchange LIBOR with fixed rates varying from 3.95% to 4.525%.
     Foreign Currency Risk
     Foreign Currency: In general, the shipping industry is a dollar dominated industry. Revenue is set in US dollars, and approximately 97.3% of Navios Holdings’ expenses (excluding Logistics Business) are also incurred in US dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at September 30, 2008 would increase or decrease net income by approximately $0.2 million.
     FFAs Derivative Risk
     Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss)”, is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transaction will affect earnings and commenced in the third quarter of 2006. The amount of losses included in “Accumulated Other Comprehensive Income/(Loss)” as of September 30, 2008, is expected to be reclassified to earnings until December 31, 2008. For the nine months ended September 30, 2008 and the year ended December 31, 2007, $11.1 million and $9.8 million of losses included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings.
     Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there only eight position deemed to be open as of September 30, 2008, a ten percent change in underlying freight market indices would only have an effect of less than $0.1 million on net income per year.
Statement of Income Breakdown by Segment
     Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, Navios Holdings reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, Navios Holdings has determined that it has two reportable segments, Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of Navios Holdings and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs.
     The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.
Navios South American Logistics Inc.
     The following is a discussion of the financial condition and results of operations for the three month and nine month periods ended September 30, 2008 of Navios South American Logistics (“Navios Logistics”). The comparatives used in this discussion for Navios Logistics’ three month and nine month periods ended September 30, 2008, are for both balance sheet and profit and loss purposes, Corporacion Navios Sociedad Anonima (“CNSA”) figures as of December 31, 2007 and as of September 30, 2007, respectively. All of these financial statements have been prepared in accordance with U.S. GAAP.

Recent Developments
     Formation: On January 1, 2008, Navios Holdings a large, global, vertically integrated seaborne shipping company, formed a South American logistics business through the combination of its existing port operations with the barge and upriver port businesses operated by the Horamar Group (“Horamar’’). The combined entity has been named Navios South American Logistics Inc. Navios Holdings contributed $112.2 million in cash and 100% ownership of its subsidiary, Corporacion Navios Sociedad Anonima, for 63.8% (67.2% excluding contingent consideration) of the outstanding stock of Navios South American Logistics Inc. (“Navios Logistics”). Navios Logistics had previously acquired 100% ownership in the Horamar Group in exchange for $112.2 million of cash and 36.2% of the outstanding stock of Navios Logistics.
     Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.
     Horamar’s assets and liabilities were revalued to 100% of their respective fair values. CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction.
     The cash contribution for the acquisition of Horamar was financed entirely by existing cash.
     The acquisition was accounted for under the purchase method in accordance with SFAS 141.
     Asset Acquisition: In July, 2008, Navios Logistics took delivery of a tanker vessel named Estefania H. The purchase price of the vessel (including direct costs) amounted to approximately $19.0 million.
     Navios Logistics is expecting to take delivery of two handysize tankers Makenita and Malva II, in the fourth quarter of 2008 and the fourth quarter of 2009, respectively.
     Until September 2008, Navios Logistics acquired a fleet of liquid and dry barges and push boats for transporting dry and liquid cargo on the river in the Hidrovia Region, representing six convoys. The total cost of the acquisition including transportation costs amounted to approximately $72.0 million. The fleet is anticipated to be fully operational sometime during the fourth quarter of 2008. The acquisition was financed by a Term Loan of $70.0 million at a rate of LIBOR plus a margin of 175 basis points repayable in one installment by 2011.
     Following the acquisition of this fleet, Navios Logistics entered into agreements with two major commodity producers that provide for the annual transport of over one million tons. These agreements are for periods between three and five years, respectively.
     Before the transaction, Navios Logistics controlled approximately 110 barges, push boats and vessels and two docking platforms. As a result of this transaction, Navios Logistics will control a fleet with 240 barges, push boats and other vessels and 2 docking platforms.
     In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo is expected to be fully operational by April 2009 in time for the new crop season and it will add an additional 80,000 metric tons of storage capacity. As of September 30, 2008, Navios Logistics paid an amount of $1,806 for the construction of the new silo.
FINANCIAL HIGHLIGHTS
The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2008 and the respective period in 2007.

		CNSA		CNSA
	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
(Expressed in thousands of US Dollars)	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	$33,572	$2,845	$80,546	$7,746
Time charter, voyage and logistic business expenses	(21,692)	(995)	(49,657)	(2,734)
General and administrative expenses	(2,933)	(165)	(7,393)	(413)
Depreciation and amortization	(5,626)	(468)	(13,339)	(1,398)
Interest income	103	45	488	85
Interest expense and finance cost, net	(1,273)	—	(2,949)	—
Other income	146	—	323	—
Other expense	670	13	—	1

Net income before Taxes and minority interests	$2,967	$1,275	$8,019	$3,287
Income Taxes	(228)	—	170	—

Net income before minority interests	2,739	1,275	8,189	3,287
Minority interests	(53)	—	(57)	—

Net income	$2,686	$1,275	$8,132	$3,287

The following table presents consolidated balance sheets of Navios Logistics as of September 30, 2008 and of CNSA as of December 31, 2007.

		CNSA
	September 30, 2008	December 31, 2007
(Expressed in thousands of US Dollars)	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	11,372	7,350
Restricted cash	1,102	—
Accounts receivable, net	18,308	294
Short term backlog asset	88	175
Prepaid expenses and other current assets	7,243	125

Total current assets	38,113	7,944

Vessels, port terminal and other fixed assets, net	259,933	24,970
Deferred financing costs, net	467	—
Deferred dry dock and special survey costs, net	864	—
Other long term assets	1,302	—
Long term backlog asset	—	44
Intangible assets other than goodwill	78,412	29,179
Goodwill	79,759	14,571

Total non-current assets	420,737	68,764

Total assets	458,850	76,708

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	10,406	600
Accrued expenses	9,016	—
Intercompany accounts	—	5,924
Current portion of long term debt	3,255	—

Total current liabilities	22,677	6,524

Long term debt, net of current portion	78,530	—
Unfavorable lease terms	1,881	—
Long term liabilities	17,323	35
Deferred tax liability	25,108	—

Total non-current liabilities	122,842	35

Total liabilities	145,519	6,559

Minority interest	32,341	—
Commitments and contingencies	—	—
Stockholders’ equity
Common stock — $1 par value, authorized 20,000 shares	20	36
Additional paid-in capital	272,838	19,553
Legal reserves	—	820
Retained earnings	8,132	49,740

Total stockholders’ equity	280,990	70,149

Total liabilities and stockholders’ equity	458,850	76,708

Period over Period Comparisons
For the Three Month Period ended September 30, 2008 compared to the Three Month Period ended September 30, 2007
          Revenue: For three month period ended September 30, 2008 Navios Logistics revenue increased by $30.8 million to $33.6 million as compared to $2.8 million for the same period during 2007. Revenue from port terminal operations amounted to $8.8 million and revenue from vessels, barges and push boats amounted to $24.8 million. The main reason for the increase was the acquisition of Horamar which contributed $30.9 million of revenues for the three month period ended September 30, 2008, while the rest was due to decrease in revenue of CNSA by $0.1 million to $2.7 million for the third quarter of 2008 compared to $2.8 million for the same period in 2007.
          Time charter, voyage and logistic business expenses: Time charter, voyage and logistic business expenses for the three month period ended September 30, 2007, increased by $20.8 million to $21.7 million as compared to $0.9 million for the same period during 2007. Port terminal expenses for the three month period ended September 30, 2008 amounted to $7.4 million while the remaining $14.3 million related to time charter, voyage and logistic business expenses of vessels, barges and push boats. The main reason for the increase was the acquisition of Horamar which resulted to an increase of $19.9 million and the increase in CNSA expenses by $0.9 million to $1.9 million for the third quarter of 2008 as compared to $1.0 million for the same period in 2007 which is attributable to increase in employee salaries and other port operational costs.
          General and Administrative Expenses: General and administrative expenses increased by $2.7 million to $2.9 million for the three month period ended September 30, 2008 as compared to $0.2 million for the same period during 2007. General and administrative expenses for the three month period ended September 30, 2008 relating to port terminal operations amounted to $0.2 million while the remaining amount of $2.7 million relates to general and administrative expenses from vessels, barges and push boats operations. The main reason for the increase was the acquisition of Horamar which resulted to an increase of $2.7 million and the increase in CNSA general and administrative expenses by $0.2 million.

          Depreciation and Amortization: Depreciation and amortization expense increased by $5.1 million to $5.6 million for the three month period ended September 30, 2008 as compared to $0.5 for the same period of 2007. Depreciation of tangible assets amounted to $4.8 million and amortization of intangible assets amounted to $0.8 million. The increase in depreciation and amortization expense was primarily due to purchase price allocation adjustments following the acquisition of Horamar which contributed an increase of $5.1 million.
          Net interest Expense and Income: Interest expense and finance costs, net increased to $1.3 million for the three month period ended September 30, 2008. Interest expense amounted to $1.3 million. The main reason for the increase was the acquisition of Horamar which contributed the total increase. In 2007, there was no loan outstanding, and therefore, there was no interest expense.
          Interest income increased to $0.1 million for the three month period ended September 30, 2008 and this increase is mainly attributable to interest income resulting from the acquisition of Horamar.
          Other income: Other income increased to $0.1 million for the three month period ended September 30, 2008, as compared to $0 million for the same period in 2007. This increase is mainly attributable to the acquisition of Horamar.
          Net other expense: Other expense decreased to $0.6 million for the three month period ended September 30, 2008 as compared to $0 million for the same period in 2007. The total amount of net other expense relates to a reversal registered in this quarter of unfavorable exchange differences accrued during the first half of the year, due to changes in exchange rates.
          Income Taxes: Income taxes, net increased to $0.2 million for the three month period ended September 30, 2008. The main reason for the increase was the acquisition of Horamar. Income taxes consist of income taxes calculated for certain subsidiaries of Navios South American Logistics, which are subject to corporate income tax.
For the Nine Month Period ended September 30, 2008 compared to the Nine Month Period ended September 30, 2007
          Revenue: For nine month period ended September 30, 2008 Navios Logistics revenue increased by $72.8 million to $80.5 million as compared to $7.7 million for the same period during 2007. Revenue from port terminal operations amounted to $15.9 million while $64.6 million related to revenue from vessels, barges and push boats. The main reason for the increase was the acquisition of Horamar which contributed an increase of $71.8 million and the increase in CNSA revenue by $1.0 million to $8.7 million for the nine month period ended September 30, 2008 as compared to $7.7 million for the same period in 2007.
          Time charter, voyage and logistic business expenses: Time charter, voyage and logistic business expenses increased by $46.9 million to $49.6 million for the nine month period ended September 30, 2008 as compared to $2.7 million for the same period during 2007. Port terminal expenses amounted to $9.9 million while $39.7 million relates to expenses from vessels, barges and push boats operations. The main reason for the increase was the acquisition of Horamar which contributed an increase of $46.0 million and the remaining increase was due to increase in CNSA expenses by $0.9 million to $3.6 million for the nine month period ended September 30, 2008 as compared to $2.7 million for the same period in 2007.
          General and Administrative Expenses: General and administrative expenses increased by $7.0 million to $7.4 million for the nine month period ended September 30, 2008 as compared to $0.4 million for the same period during 2007. General and administrative expenses relating to port terminal operations amounted to $0.9 million while $6.5 million relates to vessels, barges and push boats operations. The main reason for the increase was the acquisition of Horamar which resulted to an increase of $6.7 million and increase in CNSA general and administrative expenses by $0.3 million to $0.7 million for the nine month period ended September 30, 2008 as compared to $0.4 million for the same period in 2007, due to the increase in salaries, legal and audit fees.
          Depreciation and Amortization: Depreciation and amortization expenses increased by $12.0 million to $13.4 million for the nine month period ended September 30, 2008 as compared to $1.4 for the same period of 2007. Depreciation of fixed assets amounted to $10.9 million and amortization of intangible assets amounted to $2.5 million. The increase of $12.0 million in depreciation and amortization expense was primarily due to purchase price allocation adjustments following the acquisition of Horamar.
          Net interest Expense and Income: Interest expense and finance costs, net increased to $2.9 million for the nine month period ended September 30, 2008 as compared to $0 million for the same period in 2007. Interest expense amounted to $2.5 million and $0.4 million relates to finance costs. The main reason for the increase was the acquisition of Horamar. In 2007, there was no loan outstanding, and therefore, there was no interest expense.
          Interest income increased by $0.4 million to $0.5 million for the nine month period ended September 30, 2008 as compared to $0.1 million for the same period in 2007 and is mainly attributable to interest income from Horamar.

          Other income: Other income increased to $0.3 million for the nine month period ended September 30, 2008 as compared to $0 million for the same period in 2007. This increase is mainly attributable to the acquisition of Horamar.
          Income Taxes: Income taxes, net for the nine month period ended September 30, 2008 increased to $0.2 million for the nine month period ended September 30, 2008 as compared to $0 million for the same period in 2007. The main reason for the increase was the acquisition of Horamar. Income taxes consist of income taxes calculated for certain subsidiaries of Navios South American Logistics, which are subject to corporate income tax.
EBITDA: EBITDA represents net income before interest, income taxes, depreciation and amortization. Navios Logistics uses EBITDA because Navios Logistics believes that EBITDA is a basis upon which operational performance can be assessed and because Navios Logistics believes that EBITDA presents useful information to investors regarding Navios Logistics’ ability to service and/or incur indebtedness. Navios Logistics also uses EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
EBITDA Reconciliation to Net Income

		CNSA
	September 30,	September 30,
Three Months Period Ended	2008	2007
(expressed in thousands of US Dollars)	(unaudited)	(unaudited)
Net income	$2,686	$1,275
Depreciation and amortization	5,626	468
Interest expense	1,273	—
Interest income	(103)	(45)
Income taxes	228	—

EBITDA	$9,710	$1,698

		CNSA
	September 30,	September 30,
Nine Months Period Ended	2008	2007
(expressed in thousands of US Dollars)	(unaudited)	(unaudited)
Net income	$8,132	$3,287
Depreciation and amortization	13,339	1,398
Interest expense	2,949	—
Interest income	(488)	(85)
Income taxes	(170)	—

EBITDA	$23,762	$4,600

          EBITDA increased by $8.0 million to $9.7 million for the three month period ended September 30, 2008 as compared to $1.7 million for the same period of 2007. The increase is mainly attributable to (a) the increase in revenue by $30.8 million to $33.6 million for the three month period ended September 30, 2008 as compared to $2.8 million for the same period during 2007, (b) decrease in other expense by $0.6 million and (c) the increase in other income by $0.1 million. The above increase was mitigated mainly by (a) the increase in time charter, voyage expenses and logistic business expenses by $20.8 million from $0.9 million in the third quarter of 2007 to $21.7 million in the same period of 2008, and (b) the increase in general and administrative expenses by $2.7 million to $2.9 million for the three month period ended September 30, 2008 as compared to $0.1 million for the same period in 2007
          EBITDA increased by $19.2 million to $23.8 million for the nine month period ended September 30, 2008 as compared to $4.6 million for the same period of 2007. The increase is mainly attributable to (a) the increase in revenue by $72.8 million to $80.5 million for the nine month period ended September 30, 2008 as compared to $7.7 million for the same period during 2007 and (b) the increase in other income by $0.3 million. The above increase was mitigated mainly by (a) the increase in time charter, voyage expenses and logistic business expenses by $46.9 million from $2.7 million for the nine month period ended September 30, 2007 to $49.6 million in the same period of 2008 and (b) the increase in general and administrative expenses by $7.0 million to $7.4 million for the nine month period ended September 30, 2008 as compared to $0.4 million for the same period during 2007.
BALANCE SHEET HIGHLIGHTS
Investing activities
          On July 25, 2008, Navios Logistics took delivery of a tanker vessel named Estefania H. The purchase price of the vessel (including direct costs) amounted to approximately $19.0 million.
          During 2008 and 2009, the Company will also take delivery of two handysize tankers Makenita and Malva II, respectively, which are currently under construction.

          Until September 2008, Navios Logistics acquired a fleet of 6 push boats, 108 dry barges and 3 self-propelled barges for transporting dry and liquid cargo on the river in the Hidrovia Region, representing six convoys. The total cost of the acquisition including transportation costs amounted to approximately $72.0 million. The fleet is anticipated to be fully operational sometime during the fourth quarter of 2008.
          In September 2008, Navios Logistics began construction of a new silo at its port facilities in Uruguay. This is expected to be fully operational by April 2009 in time for the new crop season and it will add an additional 80,000 tons of storage capacity. As of September 30, 2008, Navios Logistics paid an amount of $1,806 for the construction of the new Silo.
Financing activities
          On March 31, 2008 Nauticler S.A. entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with the last above mentioned investment project. The loan is repayable in one installment by 2011 and bears interest at LIBOR plus 1.75%.
Purchase Accounting
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112.2 million in cash and ii) the authorized capital stock of its wholly-owned subsidiary CNSA, in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for i) $112.2 million in cash, of which $5.0 million are kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”’) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% of Navios Logistics outstanding stock, of which 1,007 shares are kept in escrow pending the EBITDA Adjustment.
     Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Navios Holdings expects this transaction to be accretive to its shareholders, both from a cash flow and from an earnings standpoint.
     Goodwill arising from the acquisition has all been allocated to the Navios Holdings’ Logistics Business segment. None of the goodwill is deductible for tax purposes.
     The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized using the straight line method over the periods indicated below:

	Weighted
	Average	January 1, 2008 to
	Amortization	September 30, 2008
Description	Period (Years)	Amortization
Customer relationships	20	$(1,331)
Tradenames and trademarks	10	$(782)
Favorable contracts	4	$(709)
Petrosan Port operating rights	20	$(115)
Unfavorable contracts	2	$1,131
The following is a summary of the acquired identifiable intangible assets as of September 30, 2008:

	Gross	Accumulated	Net
Description	Amount	Amortization	Amount
Customer relationships	$35,490	$(1,331)	$34,159
Tradenames and trademarks	$10,420	$(782)	$9,638
Favorable contracts	$3,782	$(709)	$3,073
Petrosan Port operating rights	$3,060	$(115)	$2,945
Unfavorable contracts	$(3,012)	$1,131	$(1,881)

Totals	$49,740	$(1,806)	$47,934

Critical Accounting Policies
     The Navios Holdings’ consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios Holdings’ 2007 annual report filed on Form 20-F with the Securities and Exchange Commission.
     Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Accounting for derivative financial instruments and hedge activities: Navios Holdings enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions Navios Holdings expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, Navios Holdings has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
     Navios Holdings also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
     At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded either over-the-counter or through NOS and LCH are determined from an index published in London, United Kingdom.
     Pursuant to SFAS 133, Navios Holdings records all its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of income. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in “Accumulated Other Comprehensive Income/(Loss)” as of September 30, 2008, is expected to be reclassified to earnings until December 31, 2008. For the nine months ended September 30, 2008 and the year ended December 31, 2007, the losses included in “Accumulated Other Comprehensive Income/(Loss)” that have been reclassified to earnings amounted to $11.1 million and $9.8 million, respectively. At September 30, 2008, none of the “mark to market positions of the open dry bulk FFA contract, qualified for hedge accounting treatment. Dry bulk FFAs traded by Navios Holdings that do not qualify for hedge accounting are shown at fair value through the statement of income.
     Stock-based compensation: On October 18, 2007, the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with Navios Holdings’ stock option plan for its employees, officers and directors. Navios Holdings on that date, awarded restricted stock to its employees and stock options to its executives, based on service conditions only, which vest over two years and three years, respectively.
     Pursuant to the stock plan approved by the Board of Directors, in January 2008, Navios Holdings issued restricted stock units to its employees based on service conditions only, which vest over two years.
     The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock grants and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.
     Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the assets carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.
     Vessels, net: In connection with acquisitions, vessels acquired by Navios Holdings as part of business combinations are recorded at fair market values. Vessels acquisitions outside business combinations are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of Navios Holdings’ vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Deferred Dry-dock and Special Survey Costs: Navios Holdings’ vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.
     Goodwill and Other Intangibles: As required by SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.
     Navios Holdings evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. Navios Holdings determined that there was no impairment of goodwill in any of the periods presented.
     The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.
     The intangible asset associated with the favorable lease terms includes an amount of $34.0 million related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of September 30, 2008 and December 31, 2007, $16.6 million and $8.6 million, respectively, had been transferred to the acquisition cost of vessels. The intangible liability associated with the unfavorable lease terms includes an amount of $15.9 million related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel. As of September 30, 2008 and December 31, 2007, no purchase options held by third parties had been exercised.
     Deferred taxes: In June 2008, Navios Holdings’ Belgian subsidiary received a ruling from the Belgian tax authorities, confirming that provided it meets certain quantitative criteria, it would be eligible to be taxed under the tonnage tax system (rather than the corporate taxation up to 2007). The effect of the ruling was that the deferred taxes recognized in the balance sheet relating to Kleimar (amounting to $57.2 million) were reversed through the income statement in the second quarter of 2008.
     Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

     Investment in available for sale securities: The Company classifies its existing marketable equity securities as available-for-sale in accordance with provisions of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. These securities are carried at fair market value, with unrealized gains and losses reported in stockholders’ equity as a component of other comprehensive income (loss). As part of the consideration received from the sale of Navios Aurora I to Navios Partners in July 2008, the Company owns 3,131,415 common units of Navios Partners. The 3,131,415 common units represent 14.5% of the outstanding units of Navios Partners and is accounted for under investment in available for sale securities. As these common units do not meet the criteria of investment in common stock or in substance common stock under EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”, they are accounted for under FAS 115. As of September 30, 2008, $21.4 million of unrealized holding losses related to these securities were included in “Accumulated Other Comprehensive Income/ (Loss)”. No realized gains/losses were recognized in earnings for any of the periods presented.
     Financial Instruments and Fair Value: The Company adopted SFAS No. 157, “Fair Value Measurements” as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Basis of Fair Value Measurement
          Level 1 : Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
          Level 2 : Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;
          Level 3 : Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS 157.
Recent Accounting Pronouncements
          In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 141(R) (SFAS 141(R)) “Business Combinations”. SFAS 141(R) replaces FASB Statement No. 141 Business Combinations. SFAS 141(R) retains the fundamental requirements in FASB 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination and defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This statement will be effective for Navios Holdings for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that begins on or after December 15, 2008. Navios Holdings is currently evaluating the potential impact of the adoption of SFAS 141(R) in its consolidated financial statements.
     In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”. SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Holdings is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statements.
     In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios Holdings.
     In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Navios Holdings is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on its consolidated financial statements.
     In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for Navios Holdings for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. Navios Holdings is currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on the its consolidated financial statements.
     In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. Navios Holdings is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on its consolidated financial statements.
     In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 “Determining whether instruments granted in share-based payment transactions are participating securities”. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share”. This FSP will be effective for Navios Holdings for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. Navios Holdings is currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on its consolidated financial statements.
     In September 2008, Financial Accounting Standards Board issued FASB Staff Positions (FSP) FAS 133-1 and FIN 45-4 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP’s amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 is not expected to have a material effect on Navios Holdings’ consolidated financial statements.
     In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 does not have a material effect on the consolidated financial statements of Navios Holdings.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

		September 30,	December 31,
	Note	2008	2007
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	4,9	$121,158	$427,567
Restricted cash	9	33,555	83,697
Accounts receivable, net of allowance for doubtful accounts of $5,985 as at September 30, 2008 and $5,675 as at December 31, 2007		91,705	104,968
Short term derivative asset	9	243,563	184,038
Short term backlog asset	7	88	2,454
Due from affiliate companies		3,436	4,458
Prepaid expenses and other current assets		52,707	41,063

Total current assets		546,212	848,245

Deposit for vessels acquisitions	6	379,677	208,254
Vessels, port terminal and other fixed assets, net	6	673,295	425,591
Long term derivative assets	9	48,907	90
Deferred financing costs, net		13,037	13,017
Deferred dry dock and special survey costs, net		4,781	3,153
Investments in leased assets		19,137	58,756
Other long term assets		6,300	—
Investments in affiliates		5,071	1,079
Investments in available for sale securities		23,580	—
Long term backlog asset	7	—	44
Intangible assets other than goodwill	7	350,281	341,965
Goodwill		135,998	70,810

Total non-current assets		1,660,064	1,122,759

Total assets		$2,206,276	$1,971,004

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$66,009	$106,665
Accrued expenses		56,073	37,926
Deferred income	6	17,586	31,056
Short term derivative liability	9	179,693	256,961
Deferred tax liability		—	3,663
Current portion of long term debt	8	14,962	14,220

Total current liabilities		334,323	450,491

Senior notes, net of discount	8	298,293	298,149
Long term debt, net of current portion	8	440,106	301,680
Unfavorable lease terms	7	82,111	96,217
Long term liabilities and deferred income	6	42,784	638
Deferred tax liability		25,108	53,807
Long term derivative liability	9	33,279	818

Total non-current liabilities		921,681	751,309

Total liabilities		1,256,004	1,201,800

Minority interest	3	124,481	—
Commitments and contingencies	11
Stockholders’ equity		—	—
Preferred stock — $0.0001 par value, authorized 1,000,000 shares. None issued		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 102,989,458 and 106,412,429 as of September 30, 2008 and December 31, 2007, respectively	10	10	11
Additional paid-in capital	10	503,924	536,306
Accumulated other comprehensive loss	9	(26,254)	(19,939)
Retained earnings		348,111	252,826

Total stockholders’ equity		825,791	769,204

Total liabilities and stockholders’ equity		$2,206,276	$1,971,004

See condensed notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars — except per share data)

		Three Month	Three Month	Nine Month	Nine Month
		Period ended	Period ended	Period ended	Period ended
	Note	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	13	$371,285	$212,887	$1,063,994	$449,890
Gain on Forward Freight Agreements	9	5,187	10,249	16,523	20,299
Time charter, voyage and logistic business expenses		(329,026)	(154,228)	(929,664)	(304,625)
Direct vessel expenses		(6,469)	(6,948)	(18,987)	(20,972)
General and administrative expenses		(10,233)	(4,996)	(28,928)	(14,098)
Depreciation and amortization	6, 7	(14,641)	(8,619)	(42,083)	(22,313)
Interest income from investments in finance lease		240	946	1,865	2,592
Interest income		1,522	2,642	7,100	5,730
Interest expense and finance cost, net	8	(11,664)	(12,783)	(36,040)	(38,782)
Gain on sale of assets/partial sale of subsidiary	6	24,940	—	27,688	—
Other income		147	(390)	324	349
Other expense		(3,400)	(377)	(4,904)	(1,125)

Income before equity in net earnings of affiliate companies and joint venture		27,888	38,383	56,888	76,945
Equity in net Earnings of Affiliated Companies and Joint Venture		3,949	302	12,285	1,518

Net income before taxes and minority interest		$31,837	$38,685	$69,173	$78,463
Income taxes	2	(228)	(2,165)	57,640	(3,978)

Net income before minority interest		31,609	36,520	126,813	74,485
Minority Interest	3	(933)	—	(2,724)	—

Net income		$30,676	$36,520	$124,089	$74,485

Less:
Incremental fair value of securities offered to induce warrants exercise		$—	$—	$—	$(4,195)

Income available to common shareholders		30,676	36,520	124,089	70,290

Earnings per share, basic		$0.29	$0.36	$1.18	$0.79

Weighted average number of shares, basic	14	104,426,762	101,790,855	105,494,192	88,934,754

Earnings per share, diluted		$0.29	$0.34	$1.13	$0.73

Weighted average number of shares, diluted	14	107,481,341	108,334,456	109,441,193	95,816,197

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

		Nine Month	Nine Month
		Period ended	Period ended
	Note	September 30, 2008	September 30, 2007
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net cash (used in)/provided by operating activities		(18,023)	173,010

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	3	(105,069)	(145,436)
Deposits in escrow in connection with acquisition of subsidiary	3	(5,000)	—
Acquisition of vessels	6	(39,161)	(44,490)
Deposits for vessel acquisitions	6	(173,473)	(48,002)
Investment in affiliates	1	(7,600)	—
Receipts from finance lease		4,705	7,257
Proceeds from sale of assets	6	70,088	—
Purchase of property and equipment	6	(95,607)	(334)

Net cash used in investing activities		(351,117)	(231,005)

FINANCING ACTIVITIES:
Proceeds from long term loan, net of deferred finance fees	8	153,784	122,075
Repayment of long term debt	8	(27,637)	(127,390)
Dividends paid		(28,804)	(19,029)
Acquisition of treasury stock	10	(41,361)	—
Issuance of common stock	10	6,749	231,723

Net cash provided by financing activities		62,731	207,379

(Decrease) increase in cash and cash equivalents		(306,409)	149,384

Cash and cash equivalents, beginning of period		427,567	99,658

Cash and cash equivalents, end of period		$121,158	$249,042

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$39,977	$27,307
Cash paid for income taxes		$1,650	$—

Non-cash investing and financing activities
See Notes 6 and 10 for issuance of shares in connection with the acquisition of vessels Equity in net earnings of affiliated companies and joint venture		$12,285	$1,518
See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of US Dollars — except per share data)

					Accumulated
	Number of		Additional		Other	Total
	Common	Common	Paid-in	Retained	Comprehensive	Stockholders’
	Shares	Stock	Capital	Earnings	Income/(Loss)	Equity
Balance December 31, 2006	62,088,127	$6	$276,178	$7,848	$(9,816)	$274,216
Net income	—	—	—	271,001	—	271,001
Other comprehensive income / (loss):
— Change in fair value of financial instruments	—	—	—	—	(19,939)	(19,939)
— Reclassification to earnings	—	—	—	—	9,816	9,816

Total comprehensive income	—	—	—	—	—	260,878
Issuance of common stock in connection with the construction of two vessels (Note 6 and 10)	1,397,624	—	20,000	—	—	20,000
Issuance of common stock (Note 10)	42,779,414	5	239,562	—	—	239,567
Stock based compensation expenses	147,264	—	566	—	—	566
Dividends declared and paid	—	—	—	(26,023)	—	(26,023)

Balance December 31, 2007	106,412,429	$11	$536,306	$252,826	$(19,939)	$769,204

Net income	—	—	—	124,089	—	124,089
Other comprehensive income / (loss):
— Change in fair value of financial instruments	—	—	—	—	3,992	3,992
— Unrealized holding losses on investments in available for sale securities	—	—	—	—	(21,357)	(21,357)
— Reclassification to earnings	—	—	—	—	11,050	11,050

Total comprehensive income						117,774
Issuance of common stock (Note 10)	1,349,868	—	6,749	—	—	6,749
Acquisition of treasury shares (Note 10)	(4,785,290)	(1)	(41,361)	—	—	(41,362)
Stock based compensation expenses	12,451	—	2,230	—	—	2,230
Dividends declared and paid	—	—	—	(28,804)	—	(28,804)

Balance September 30, 2008 (unaudited)	102,989,458	$10	$503,924	$348,111	$(26,254)	$825,791

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF BUSINESS
     On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.
     The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements (“FFAs”) and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and Panamax vessels and a fleet of time chartered Capesize, Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 are kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares are kept in escrow pending the EBITDA Adjustment.
     Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.
     The cash contribution for the acquisition of Horamar was financed entirely by existing cash. In addition to the strategic value of Horamar, Navios Holdings expects this transaction to be accretive to its shareholders, both from a cash flow and from an earnings standpoint.
     On July 1, the Company completed the initial public offering (“IPO”) of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants”, together with the “Private Placement Warrants”, the “Navios Acquisition Warrants”). Currently, the Company owns approximately 6,035,000 (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a wholly-owned subsidiary of the Company but accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying interim consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States Generally Accepted Accounting Principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ annual report filed on Form 20-F with the Securities Exchange Commission.

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the “Company” or “Navios Holdings”). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2008	2007
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Corporacion Navios SA	Operating Company	100%	Uruguay	—	1/1-9/30
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1-9/30	1/1-9/30
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1-9/30	2/2-9/30
Kleimar N.V.	Operating company/ Vessel Owning Company	100%	Belgium	1/1-9/30	2/2-9/30
Kleimar Ltd.	Operating company	100%	Marshall Is.	1/1-9/30	—
Bulkinvest S.A.	Operating company	100%	Luxembourg	1/1-9/30	2/2-9/30
Navios Maritime Acquisition Corporation	Sub-Holding company	100%	Marshall Is.	3/14-6/30	—
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1-9/30	1/1-9/30
Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1-9/30	1/1-9/30
Libra Shipping Enterprises Corporation	Navios Libra II	100%	Marshall Is.	—	1/1-9/30
Alegria Shipping Corporation	Navios Alegria	100%	Marshall Is.	—	1/1-9/30
Felicity Shipping Corporation	Navios Felicity	100%	Marshall Is.	—	1/1-9/30

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2008	2007
Gemini Shipping Corporation	Navios Gemini S	100%	Marshall Is.	—	1/1-9/30
Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1-9/30	1/1-9/30
Galaxy Shipping Corporation	Navios Galaxy I	100%	Marshall Is.	—	1/1-9/30
Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1-9/30	1/1-9/30
Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1-9/30	1/1-9/30
Aegean Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1-9/30	1/1-9/30
Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1-9/30	1/1-9/30
Aurora Shipping Enterprises Ltd.	Navios Aurora I	100%	Marshall Is.	1/21-6/30	—
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	6/11-9/30	—
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	6/11-9/30	—
Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	1/1-9/30	2/26-9/30
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	6/19-9/30	—
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	3/6-9/30	—
Nostos Shipmanagement Corp. (i)	Vessel Owning Company	100%	Marshall Is.	1/1-9/30	—
Portorosa Marine Corporation (i)	Vessel Owning Company	100%	Marshall Is.	1/1-9/30	—
Shikhar Ventures S.A (i)	Vessel Owning Company	100%	Liberia	1/1-9/30	—
Sizzling Ventures Inc.	Operating company	100%	Liberia	1/1-9/30	—
Rheia Associates Co.	Operating company	100%	Marshall Is.	1/1-9/30	—
Taharqa Spirit Corp.	Operating company	100%	Marshall Is.	1/1-9/30	—
Rumer Holding Ltd.(i)	Vessel Owning Company	100%	Marshall Is.	1/1-9/30	—
Chilali Corp.(i)	Vessel Owning Company	100%	Marshall Is.	1/1-9/30	—
Pharos Navigation S.A.(i)	Vessel Owning Company	100%	Marshall Is.	1/1-9/30	—
Orbiter Shipping Corp.	Navios Orbiter	100%	Marshall Is.	1/1-9/30	—
White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	1/1-9/30	4/19-9/30
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1-9/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2008	2007
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	67.21%	Marshal Is.	1/1-9/30	—
Corporacion Navios SA	Operating Company	67.21%	Uruguay	1/1-9/30	—
Nauticler SA	Sub-Holding Company	67.21%	Uruguay	1/1-9/30	—
Compania Naviera Horamar SA	Operating Company	67.21%	Argentina	1/1-9/30	—
Compania de Transporte Fluvial Int SA	Operating Company	67.21%	Uruguay	1/1-9/30	—
Ponte Rio SA	Operating Company	67.21%	Uruguay	1/1-9/30	—
Thalassa Energy SA	Barges Owning Company	42%	Argentina	1/1-9/30	—
HS Tankers Inc. (ii)	Vessel Owning Company	34.28%	Panama	1/1-9/30	—
HS Navegation Inc.	Estefania	34.28%	Panama	1/1-9/30	—
HS Shipping Ltd Inc.	Malva H	42%	Panama	1/1-9/30	—
HS South Inc. (ii)	Vessel Owning Company	42%	Panama	1/1-9/30	—
Mercopar Internacional S.A.	Holding Company	67.21%	Uruguay	1/1-9/30	—
Nagusa Internacional S.A.	Holding Company	67.21%	Uruguay	1/1-9/30	—
Hidrovia OSR Internacional S.A.	Holding Company	67.21%	Uruguay	1/1-9/30	—
Petrovia Internacional S.A.	Holding Company	67.21%	Uruguay	1/1-9/30	—
Mercopar S.A.	Shipping Company	67.21%	Paraguay	1/1-9/30	—
Navegation Guarani S.A.	Shipping Company	67.21%	Paraguay	1/1-9/30	—
Hidrovia OSR S.A.	Oil Spill Response & SalvageServices	67.21%	Paraguay	1/1-9/30	—
Petrovia S.A.	Shipping Company	67.21%	Paraguay	1/1-9/30	—
Mercofluvial S.A.	Shipping Company	67.21%	Paraguay	1/1-9/30	—
Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	67.21%	Paraguay	1/1-9/30	—
Flota Mercante Paraguaya S.A.	Shipping Company	67.21%	Paraguay	1/1-9/30	—
Compania de Transporte Fluvial S.A.	Shipping Company	67.21%	Paraguay	1/1-9/30	—
Hidrogas S.A.	Shipping Company	67.21%	Paraguay	1/1-9/30	—
Stability Oceanways S.A.	Shipping Company	67.21%	Argentina	4/16-9/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

(i)	Each company has the rights over a shipbuilding contract of a Capesize vessel. (Note 8)

(ii)	Each company has the rights over shipbuilding contract of a tanker vessel.
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2008	2007
Navios Maritime Partners L.P.	Sub-Holding Company	37.1%	Marshall Is.	1/1-9/30	—
Navios Maritime Operating L.L.C.	Operating Company	37.1%	Marshall Is.	1/1-9/30	—
Libra Shipping Enterprises Corporation	Navios Libra II	37.1%	Marshall Is.	1/1-9/30	—
Alegria Shipping Corporation	Navios Alegria	37.1%	Marshall Is.	1/1-9/30	—
Felicity Shipping Corporation	Navios Felicity	37.1%	Marshall Is.	1/1-9/30	—
Gemini Shipping Corporation	Navios Gemini S	37.1%	Marshal is.	1/1-9/30	—
Galaxy Shipping Corporation	Navios Galaxy I	37.1%	Marshall Is.	1/1-9/30	—
Prosperity Shipping Corporation	Navios Prosperity	37.1%	Marshall Is.	1/1-9/30	—
Fantastiks Shipping Corporation	Navios Fantastiks	37.1%	Marshall Is.	1/1-9/30	—
Aldebaran Shipping Corporation	Navios Aldebaran	37.1%	Marshall Is.	1/1-9/30	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1-9/30	1/1-9/30
Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	7/1-9/30	—
(c)	Accounting for the acquisition of Horamar: The Company accounted for the acquisition of Horamar Group (as described in Note 3) as a partial sale of CNSA to the minority shareholders of Navios Logistics, and a partial acquisition of Horamar. Accordingly, a gain was recognized by Navios for the portion of CNSA sold amounting to $2,574. Horamar’s assets and liabilities were revalued to 100% of their respective fair values, CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
The contingent shares consideration will be accounted for when the contingency is resolved.
(d)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(e)	Deferred taxes: In June 2008, Navios Holdings’ Belgian subsidiary received a ruling from the Belgian tax authorities, confirming that provided it meets certain quantitative criteria, it would be eligible to be taxed under the tonnage tax system (rather than the corporate taxation up to 2007). The effect of the ruling was that the deferred taxes recognized in the balance sheet relating to Kleimar (amounting to $57,249) were reversed through the income statement in the second quarter of 2008.

(f)	Trade Accounts receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(g)	Investment in available for sale securities: The Company classifies its existing marketable equity securities as available-for-sale in accordance with provisions of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. These securities are carried at fair market value, with unrealized gains and losses reported in stockholders’ equity as a component of other comprehensive income (loss). As part of the consideration received from the sale of Navios Aurora I to Navios Partners in July 2008, the Company owns 3,131,415 common units of Navios Partners. The 3,131,415 common units represent 14.5% of the outstanding units of Navios Partners and is accounted for under investment in available for sale securities. As these common units do not meet the criteria of investment in common stock or in substance common stock under EITF 02-14 “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock” ,they are accounted for under FAS 115. As of September 30, 2008, $21,357 of unrealized holding losses related to these securities were included in “Accumulated Other Comprehensive Income/ (Loss)”. No realized gains/losses were recognized in earnings for any of the periods presented.

(h)	Financial Instruments and Fair Value: The Company adopted SFAS No. 157, “Fair Value Measurements” as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement
     Level 1 : Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
     Level 2 : Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;
     Level 3 : Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS 157.
(i)	Recent Accounting Pronouncements:
In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 141(R) (SFAS 141(R)) “Business Combinations ”. SFAS 141(R) replaces FASB Statement No. 141 Business Combinations. SFAS 141(R) retains the fundamental requirements in FASB 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination and defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This statement will be effective for the Company for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that begins on or after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 141(R) in its consolidated financial statements.

In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ”. SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company’s consolidated financial statements.

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of the Company.

In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) “ Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 ”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on the Company’s consolidated financial statements.

In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FSP 142-3 on the Company’s consolidated financial statements.

In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.

In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 “Determining whether instruments granted in share-based payment transactions are participating securities”. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share”. This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The Company is currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on the Company’s consolidated financial statements.

In September 2008, Financial Accounting Standards Board issued FASB Staff Positions (FSP) FAS 133-1 and FIN 45-4 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP’s amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 is not expected to have a material effect on the Company’s consolidated financial statements.

In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 does not have a material effect on the consolidated financial statements of the Company.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3: ACQUISITIONS
     Acquisition of Horamar Group
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly-owned subsidiary CNSA, in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 are kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares are kept in escrow pending the EBITDA Adjustment.
Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.
The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Navios Holdings expects this transaction to be accretive to its shareholders, both from a cash flow and from an earnings standpoint.
     The table below shows the Company’s determination of the cost of acquisition and how that cost was allocated to the fair value of assets and liabilities at the acquisition date, January 1, 2008. The purchase price allocation remains preliminary pending the finalization of the working capital adjustment. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at January 1, 2008:

Adjusted purchase price
Consideration to sellers (cash), excluding contingent consideration	$107,200
Fair value of 32.8% ownership in CNSA	25,577
Acquisition costs	3,461

Total consideration given for 67.2% acquired interest in Horamar	136,238
Proforma purchase price — 100%	202,705
Fair value of assets and liabilities acquired
Vessel fleet	139,110
Petrosan port tangible assets	12,557
Customer relationships	35,490
Tradenames and trademarks	10,420
Favorable contracts	3,782
Petrosan port operating rights	3,060
Unfavorable contracts	(3,012)
Deferred taxes	(26,564)
Long term debt assumed	(11,665)
Minority interests in subsidiaries of Horamar	(32,435)
Other long term assets	1,103
Net working capital, including cash retained of $5,592	5,671

Fair value of identifiable assets and liabilities of Horamar	137,517

Goodwill	$65,188

     Goodwill arising from the acquisition has all been allocated to the Company’s Logistics Business segment. None of the goodwill is deductible for tax purposes.
     The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized using the straight line method over the periods indicated below:

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Weighted
	Average	January 1, 2008 to
	Amortization	September 30, 2008
Description	Period (Years)	Amortization
Customer relationships	20	$(1,331)
Tradenames and trademarks	10	$(782)
Favorable contracts	4	$(709)
Petrosan port operating rights	20	$(115)
Unfavorable contracts	2	$1,131
The following is a summary of the acquired identifiable intangible assets as of September 30, 2008:

		Accumulated
Description	Gross Amount	Amortization	Net Amount
Customer relationships	$35,490	$(1,331)	$34,159
Tradenames and trademarks	$10,420	$(782)	$9,638
Favorable contracts	$3,782	$(709)	$3,073
Petrosan port operating rights	$3,060	$(115)	$2,945
Unfavorable contracts	$(3,012)	$1,131	$(1,881)

Totals	$49,740	$(1,806)	$47,934

The following table presents the unaudited pro forma results as if the acquisition had occurred on January 1, 2007 (in thousands, except for amounts per share) As the acquisition was effective from January 1, 2008, no pro forma results for the three and nine month period ended September 30, 2008 have been presented:

	September 30, 2007,
	Three months ended	Nine months ended
Gross revenues	$114,054	$484,525
Net income	$34,351	$72,845
Basic earnings per share	$0.34	$0.82
Diluted earnings per share	$0.32	$0.76
     The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of the period presented. The basic and diluted earnings per share calculations assume that the shares outstanding at September 30, 2007, were outstanding throughout the period. See Note 14 for more information on earnings per share calculations.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	September 30, 2008	December 31, 2007
Cash on hand and at banks	$36,895	$26,279
Short-term investments (Note 5)	—	92,135
Short-term deposits and highly liquid funds	84,263	309,153

Total cash and cash equivalents	$121,158	$427,567

NOTE 5: SHORT TERM INVESTMENTS
     Short term investments relates to debt securities (commercial papers). These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ``Cash and cash equivalents’’ in the accompanying consolidated balance sheet. During the nine months ended September 30, 2008, such securities were used for general financing purposes.
     At September 30, 2008 and December 31, 2007, the fair value of these debt securities was $0 and $92,135, respectively. The unrealized holding gain/(loss) on trading securities during the nine month period ended September 30, 2008 and the year ended December 31, 2007, was $(43) and $39, respectively, and has been included in other income in the consolidated statement of income.
NOTE 6: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2007	$433,302	$(34,173)	$399,129
Disposals	(28,647)	219	(28,428)
Additions	54,809	(14,665)	40,144

Balance September 30, 2008	$459,464	$(48,619)	$410,845

		Accumulated	Net Book
Port Terminal	Cost	Depreciation	Value
Balance December 31, 2007	$27,098	$(2,149)	$24,949
Acquisition of subsidiary (Note 3)	12,557	—	12,557
Additions	1,807	(1,298)	509

Balance September 30, 2008	$41,462	$(3,447)	$38,015

		Accumulated	Net Book
Tanker vessels, barges and push boats	Cost	Depreciation	Value
Balance December 31, 2007	$—	$—	$—
Acquisition of subsidiary (Note 3)	137,004	—	137,004
Additions	92,197	(9,407)	82,790

Balance September 30, 2008	$229,201	$(9,407)	$219,794

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2007	$2,652	$(1,139)	$1,513
Acquisition of subsidiary (Note 3)	2,106	—	2,106
Additions	1,665	(643)	1,022

Balance September 30, 2008	$6,423	$(1,782)	$4,641

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2007	$463,052	$(37,461)	$425,591
Acquisition of subsidiary (Note 3)	151,667	—	151,667
Disposals	(28,647)	219	(28,428)
Additions	150,478	(26,013)	124,465

Balance September 30, 2008	$736,550	$(63,255)	$673,295

     As of September 30, 2008, Navios Holdings had executed all exercisable purchase options comprising of four Ultra Handymax, six Panamax and one Capesize vessels. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Aurora I and Navios Fantastiks were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006, February 26, 2007, February 7, 2008, April 24, 2008 and May 2, 2008, respectively. The rights to Navios Fantastiks have been sold to Navios Partners, on November 15, 2007, while Navios Aurora I has been sold to Navios Partners on July 1, 2008. The sale price of Navios Aurora I consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units has been classified as “Investments in available for sale securities” (see Note 2). The gain from the sale of Navios Aurora I was $51,508 of which $24,940 has been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represents profit to the extent of Navios Holdings’ 51.6% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income as the vessel is amortized over its remaining useful life or until it’s sold. The portion to be amortized over the next year is classified under “Deferred income”. A portion of the deferred gain would also be recognized if Navios Holdings’ interest in Navios Partners decreases. As of September 30, 2008 the unamortized portion of the gain was $26,265. The amortization of deferred income is included in “Equity in net earnings of affiliated companies and joint venture” in the statements of income.
     In July 2007, Navios Holdings entered into contracts for two Capesize vessels to be built in South Korea. Both vessels will have deadweight capacity of 180,000 tons and are scheduled for delivery in June 2009 and September 2009. Navios Holdings paid an amount of $49,898 (including interest earned of $1,898) as a deposit for the purchase of these vessels and it is included in “Deposits for vessels acquisitions”. One of the vessels is contracted to be sold to Navios Partners, while, Navios Partners has the option to acquire the second vessel.
     In December 2007, Navios Holdings entered into contracts for the acquisition of six Capesize vessels to be built in South Korea that will have deadweight capacity of approximately 172,000 tons each. In November 2008, Navios Holdings terminated three of the above contracts (see Note 16). The total acquisition cost of the remaining Capesize vessels is approximately $338,900. An additional Capezise vessel will be built in Japan and will have a deadweight capacity of 180,000 tons. Their delivery is scheduled during the fourth quarter of 2009. Navios Holdings has paid as of November 2008, an amount of $204,640 in cash and $20,000 in shares (1,397,624 common shares at $14.31 per share based on the price on the acquisition date and disclosed under non-cash investing and financing activities in the statement of cash flows for the year ended December 31, 2007) as interim payment for the purchase of these vessels and it is included in “Deposits for vessels acquisitions”.
     Since March 2008, Navios Logistics through its subsidiaries, entered into agreements for the acquisition of a fleet for transporting dry and wet cargo on the river in the Hidrovia region. This fleet consists of push boats, dry barges and wet barges. The fleet costs an aggregate of approximately $72,000 and is anticipated to be in service sometime during the fourth quarter of 2008.
     In June 2008 Navios Holdings entered into agreements to acquire two Ultra Handymax vessels for its wholly owned fleet. Total consideration for the vessels is approximately $152,500. Navios Holdings paid an amount of $30,500 as deposit for the purchase of these vessels and it is included in “Deposits for vessels acquisitions”.
The first vessel, Navios Ulysses, is a 2007 built, 55,728 dwt, Ultra Handymax built in Japan and was delivered on October 10, 2008.(see Note 16). The second vessel is a 58,500 dwt, Ultra Handymax under construction at Tsuneishi-Cebu. The vessel is expected to be delivered in March of 2009.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     In August 2008, Navios Holdings entered into agreements to acquire two Capesize vessels for its wholly owned fleet. Total consideration for the vessels is $217,500. Navios Holdings paid an amount of $72,850 as deposit for the purchase of these vessels and it is included in “Deposits for vessels acquisitions”. Both vessels will be built in South Korea and are expected to be delivered during the second and third quarter of 2009.
     In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo is expected to be fully operational by April 2009 in time for the new crop season and it will add an additional 80,000 metric tons of storage capacity. As of September 30, 2008, Navios Logistics paid an amount of $1,806 for the construction of the new silo.
     As of December 31, 2007, the Company deposited $2,055 and $3,415 in restricted accounts in connection with the acquisition of Navios Orbiter and Navios Fantastiks.
NOTE 7: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of September 30, 2008 and December 31, 2007 consist of the following:

				Fair value
				measurement
				due to
		Accumulated	Transfer to	acquisition of	Net Book Value
September 30, 2008	Acquisition Cost	Amortization	vessel cost	subsidiary	September 30, 2008
Trade name	$90,000	$(9,499)	$—	$10,420	$90,921
Port terminal operating rights	31,000	(2,517)	—	3,060	31,543
Customer relationships	—	(1,331)	—	35,490	34,159
Favorable lease terms	269,277	(65,543)	(13,858)	3,782	193,658

Total Intangible assets	390,277	(78,890)	(13,858)	52,752	350,281

Unfavorable lease terms	(127,513)	48,414	—	(3,012)	(82,111)
Backlog assets	14,830	(14,742)	—	—	88

Total	$277,594	$(45,218)	$(13,858)	$49,740	$268,258

			Disposals (*)/	Fair value measurement		Net Book Value
	Acquisition	Accumulated	Transfer to	due to acquisition of		December 31,
December 31, 2007	Cost	Amortization	vessel cost	subsidiary		2007
Trade name	$90,000	$(6,607)	$—	$—		$83,393
Port terminal operating rights	31,000	(1,821)	—	—		29,179
Favorable lease terms	76,671	(44,000)	(65,888)	262,610	***	229,393

Total Intangible assets	197,671	(52,428)	(65,888)	262,610		341,965

Unfavorable lease terms	—	32,877	6,905	(135,999)	**	(96,217)
Backlog assets	14,830	(12,332)	—	—		2,498
Backlog liabilities	(16,200)	16,200	—	—		—

Total	$196,301	$(15,683)	$(58,983)	$126,611		$248,246

(*)	Disposals relate to sale of assets to Navios Partners.

(**)	Includes $15,890 of unfavorable purchase options held by third-parties which are not amortized. If option is exercised by the third-party, the liability will be included in the calculation of gain/loss on sale of the related vessel. As of December 31, 2007, no purchase options have been exercised.

(***)	Includes $36,517 of favorable purchase options which are not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2007, $8,585 had been transferred to the acquisition cost of vessels.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 8: BORROWINGS
     Borrowings consist of the following:

September 30,
2008
Loan Facility HSH Nordbank and Commerzbank A.G.	$253,603
Revolver Facility HSH Nordbank and Commerzbank A.G.	50,000
Loan Facility Emporiki Bank	34,040
Loan DVB Bank	17,640
Loan DNB NOR Bank	18,000
Senior notes	300,000
Loan Marfin Egnatia Bank	70,000
Other long term loans	11,785

Total borrowing	755,068
Less unamortized discount	(1,707)
Less current portion	(14,962)

Total long term borrowings	$738,399

     Senior notes: In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. Part of the net proceeds from the issuance of these senior notes of approximately $290,000 were used to repay in full the remaining principal amounts under three tranches of approximately $241,100 and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than Navios Logistics and its subsidiaries. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (c) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     Loan Facilities: In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280,000 Term Loan Facility and a $120,000 reducing Revolver Facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. The term loan facility was repayable in 24 quarterly payments of $2,750, 7 quarterly payments of $5,875 and a balloon payment of $172,875. After the amendment the term loan facility is repayable in 19 quarterly payments of $2,647, seven quarterly payments of $5,654 and a balloon payment of $166,382. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. As of September 30, 2008, the amount available under the revolver facility was $58,667 and the amount drawn was $50,000. The interest rate of the facility is LIBOR plus a spread ranging from 65 to 125 basis points as defined in the agreement. The refinance of the credit facility obtained on July 12, 2005, with the above loan facility was accounted for as a debt modification. Therefore, fees paid to the bank associated with the new loan along with any existing unamortized deferred financing costs, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the effective interest method. Costs incurred with third parties (such as legal fees) in connection with this refinancing were expensed as incurred.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified security value maintenance to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of September 30, 2008, the amount drawn was $34,040. The facility is repayable upon delivery of the Capesize vessels in 10 semi-annual installments of $6,250 and 10 semi-annual installments of $4,500 with a final payment of $46,500 on the last payment date. The interest rate of the facility is LIBOR plus a margin of 80 basis points as defined in the agreement.
     The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     On March 31, 2008 Nauticler S.A. entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment by 2011 and bears interest at LIBOR plus 1.75%.
     In June 2008, Navios Holdings entered into a new facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of September 30, 2008, the amount drawn was $18,000. The facility is repayable upon delivery of the Capesize vessels in 16 semi-annual installments of $3,700 with a final payment of $73,800 on the last payment date. The interest rate of the facility is LIBOR plus a margin of 100 basis points as defined in the agreement.
     Loans Assumed:
     Upon acquisition of Kleimar, Kleimar had outstanding debt of approximately $39,825. The credit facilities upon acquisition are described below.
     On April 28, 2004, Kleimar entered into a $40,000 credit facility with Fortis Bank and Dexia Bank. Of this loan, $14,000 was repayable in 8 quarterly payments of $1,750 with the balance of $26,000 being repayable in 39 quarterly installments of $525 each and a final installment of $5,525 on the last repayment date. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of June 30, 2008, the facility has been fully repaid.
     On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of September 30, 2008, $17,640 was outstanding under this facility.
     In connection with the acquisition of Horamar, the Company assumed a $9,500 loan facility that was entered into by HS Shipping LTD Inc. in 2006, in order to finance the building of a 8,900 DWT double hull tanker (MALVA H). The loan bears interest at LIBOR plus 5.5% during the construction period, which lasted until February 2008. After the vessel delivery the interest rate is LIBOR plus 1.5%. The Loan will be repaid by installments that shall not be less than 90 per cent of the amount of the last hire payment due to be paid to HS Shipping Ltd Inc. The repayment date should not exceed the 31st of December 2011. The loan can be pre-paid before such date, with a 2 days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2008 HS Shipping Ltd Inc. is in compliance with all the covenants.
     In connection with the acquisition of Horamar, the Company assumed a $2,286 loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 1.5%. The Loan will be repaid by 5 equal installments of $457 on November 2008, June 2009, January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2008 Thalassa Energy S.A. is in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
Warrants
     The Company accounts for the Navios Acquisition Warrants (see Note 1), which were obtained in connection with its investment Navios Acquisition under SFAS No. 133, ''Accounting for Derivative Instruments and Hedging Activities’’ (''SFAS 133’’). SFAS 133 establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with SFAS 133, the Company records the Navios Acquisition Warrants in the consolidated balance sheets under “Long term derivative assets” at fair value, with changes in fair value recorded in “Other expense” in the consolidated statements of income.
     During the three and nine month periods ended September 30, 2008, the changes in net unrealized holding losses on warrants amounted to $1,601 ($0 for the three and nine month periods ended September 30, 2007).
Interest rate risk
     The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of income.
     The gains (losses) on interest rate swaps for the three month periods ended September 30, 2008 and 2007 were $650 and $(1,136), respectively and for the nine month periods ended September 30, 2008 and 2007 were $294 and $(575), respectively. The realized losses on interest rate swaps for the nine month periods ended September 30, 2008 and 2007, were $1,406 and $261, respectively. As of September 30, 2008 and December 31, 2007, the outstanding net liability was $2,153 and $2,364, respectively.
     The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1,200 million. The Alpha Bank, Dexia and Fortis swap agreements have been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.
Forward Freight Agreements (FFAs)
     The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.
     Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.
     For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in “Accumulated Other Comprehensive Income/(Loss)” as of September 30, 2008, is expected to be reclassified to earnings until December 31, 2008. For the nine month period ended September 30, 2008 and the year ended December 31, 2007, $11,050 and $9,816 losses, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
     At September 30, 2008 and December 31, 2007, none of the “mark to market” positions of the open dry bulk FFA contract, qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     The net gains from FFAs amounted to $5,187 and $10,249 for the three month periods ended September 30, 2008 and 2007, respectively and for the nine month periods ended September 30, 2008 and 2007 the net gains from FFAs amounted to $16,523 and $20,299, respectively.
     During the three month periods ended September 30, 2008 and 2007, the changes in net unrealized gains (losses) on FFAs amounted to $(3,315) and $7,738, respectively and for the nine month periods ended September 30, 2008 and 2007, the changes in net unrealized gains (losses) on FFAs amounted to $(6,126) and $9,870, respectively.
     The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	September 30,	December 31,
Forward Freight Agreements (FFAs)	2008	2007
Short term FFA derivative asset	$186,974	$265,627
Long term FFA derivative asset	42,908	90
Short term FFA derivative liability	(177,826)	(255,337)
Long term FFA derivative liability	(32,993)	(23)

Net fair value on FFA contracts	$19,063	$10,357

NOS FFAs portion of fair value transferred to NOS derivative account(*)	$(15,496)	$(32,524)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	$72,085	$(49,120)

     The open interest rate swaps, after consideration of their fair value, are summarized as follows:

	September 30,	December 31,
Interest Rate Swaps	2008	2007
Short term interest rate swap asset	$—	$55
Short term interest rate swap liability	(1,867)	(1,624)
Long term interest rate swap liability	(286)	(795)

Net fair value of interest rate swap contract	$(2,153)	$(2,364)

Reconciliation of balances
     Total of balances related to derivatives and financial instruments:

	September 30,	December 31,
	2008	2007
FFAs	$19,063	$10,357
NOS FFAs portion of fair value transferred to NOS derivative account(*)	(15,496)	(32,524)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	72,085	(49,120)
Interest rate swaps	(2,153)	(2,364)
Navios Acquisition Warrants	5,999	—

Total	$79,498	$(73,651)

Balance Sheet Values

	September 30,	December 31,
	2008	2007
Total short term derivative asset	$243,563	$184,038
Total long term derivative asset	48,907	90
Total short term derivative liability	(179,693)	(256,961)
Total long term derivative liability	(33,279)	(818)

Total	$79,498	$(73,651)

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.
Fair Value of Financial Instruments

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring basis. As required by SFAS No. 157, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement..

	Fair Value Measurements as of September 30, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$229,882	$229,882	$—	$—
Navios Acquisition Warrants	5,999	—	5,999	—
Investments in available for sale securities	23,580	23,580	—	—

Total	$259,461	$253,462	$5,999	$—

	Fair Value Measurements as of September 30, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilitites	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$210,819	$210,819	$—	$—
Interest rate swap contracts	2,153	—	2,153	—

Total	$212,972	$210,819	$2,153	$—

     The Company’s FFAs are valued based on published quoted market prices. Navios Acquisition Warrants are valued based on quoted market indices taking into consideration their restricted nature. Investments in available for sale securities are valued based on published quoted market prices. Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
NOTE 10: COMMON STOCK
     On December 28, 2006, Navios Holdings made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5.00 or (b) receiving one share in exchange of every 5.25 warrants surrendered. Under this offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result, $71,200 of gross cash proceeds were raised ($66,600 net of costs incurred) and 19,925,527 new shares of common stock were issued.
     On January 10, 2007, Navios Holdings filed with the SEC an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.
     On May 30, 2007, the Company issued 13,225,000 shares of common stock following the offering of 11,500,000 shares of common stock, with the option of the underwriters to purchase 1,725,000 additional shares of common stock to cover any over-allotments. The net cash proceeds from the above share capital issuance were $124,851.
     On October 18, 2007, pursuant to the stock option plan approved by the Board of Directors Navios Holdings issued 147,264 restricted shares of common stock to its employees. In addition, 288,000 options were granted to executives only.
     On December 10, 2007, Navios Holdings issued 1,397,624 shares of common stock in exchange for the right to purchase two new Capesize vessels (Note 6).
     During the year ended December 31, 2007 the Company issued 9,628,887 shares of common stock, following various exercises of warrants. The proceeds from such warrants exercise amounted to $48,144.
     On January 2 and January 23, 2008 Navios Holdings issued 10,000 and 3,534, restricted shares of common stock respectively, to its employees. Until September 30, 2008, 1,083 restricted shares of common stock were forfeited upon termination of employment.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     On January 23, 2008, the Company issued 25,310 restricted stock units to its employees. At the time each underlying unit vests, the Company will issue common shares to these employees. The restricted stock units do not have any voting or dividend rights until issuance of the respective shares.
     During the nine months ended September 30, 2008, Navios Holdings issued 1,349,868 shares of common stock, following the exercise of warrants generating proceeds of $6,749.
     On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50,000 of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under our credit facility and indenture. As at September 30, 2008, 4,785,290 shares were repurchased under this program, for a total consideration of $41,361. On October 20, 2008, Navios Holdings concluded its share repurchase program (see Note 16).
     Following the issuances and cancellations of the shares, described above, Navios Holdings has, as of September 30, 2008, 102,989,458 shares of common stock outstanding and 6,452,837 warrants remaining outstanding which will expire in accordance with their terms on December 9, 2008.
NOTE 11: COMMITMENTS AND CONTINGENCIES
     The Company as of September 30, 2008 was contingently liable for letters of guarantee and letters of credit amounting to $956 (December 31, 2007: $1,738) issued by various banks in favor of various organizations of which $506 (December 31, 2007: $668) are collateralized by cash deposits, which are included as a component of restricted cash.
     The Company has issued guarantees, amounting to $0 at September 30, 2008 ($3,500 at December 31, 2007) to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date.
     On November 30, 2006, the Company received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. The exposure to such counterparty was estimated to be approximately $7,658. While the recovery to be obtained in any liquidation proceeding can not be estimated, based on management’s expectations and assumptions the Company has provided for $5,361 in its 2006 financial statements. No further information has developed since then which would change management’s expectations and assumptions either to increase or decrease the provision. As of September 30, 2008, an amount of $1,101 was recovered.
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
NOTE 12: TRANSACTIONS WITH RELATED PARTIES
     Office rent: On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $650) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007 Navios Shipmanagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 420 (approximately $650) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for the three month period ended September 30, 2008 and 2007 were $385 and $0, respectively and for the nine month periods ended September 30, 2008 and 2007 were $1,113 and $253, respectively. The Company owns fifty percent of the common stock of Acropolis. During the three month period ended September 30, 2008 and 2007 the Company received dividends of $952 and $0, respectively and for the nine month periods ended September 30, 2008 and 2007 the Company received dividends of $1,928 and $678, respectively.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three and nine months ended September 30, 2008 amounted to $2,668 and $6,607 respectively ($0 for the three and nine months ended September 30, 2007).
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three and nine months ended September 30, 2008 amounted to $279 and $799, respectively ($0 for the three and nine months ended September 30, 2007).
     Balances due to related parties: Included in the trade accounts payable at September 30, 2008 and December 31, 2007 is an amount of $519 and $370, respectively, which is due to Acropolis Chartering and Shipping Inc.
     Balance due from affiliate: Due from affiliate as at September 30, 2008 and December 31, 2007 amounts to $2,825 and $4,458, respectively, which represent the current amounts due from Navios Partners. The balance mainly consists of management fees, administrative service fees and other expenses and is expected to be settled during 2008.
     Loan to shareholders: At September 30, 2008 a subsidiary of Navios Logistics has an outstanding loan to its shareholders amounting of $101, part of which was advanced in 2007. This loan is free of interest and will be fully repaid during 2008.
     Sale of Navios Aurora I: On July 1, 2008, Navios Aurora I was sold to Navios Partners. The sale price consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Aurora I was $51,508 of which $24,940 has been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners has been deferred under “Long term liabilities” and amortized over the remaining life of the vessel or until it’s sold. (See Note 2 and 6).
     Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7,600 ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of its IPO. Each Sponsor Warrant will entitle the holder to purchase from the Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant. (See Note 1).
     On March 31, 2008, Navios Holdings provided a non-interest bearing loan of $500 to Navios Acquisition which is due within twelve months
     Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay to Navios Holdings $10 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the three and nine months ended September 30, 2008 amounted to $30 and $30, respectively. As of September 30, 2008, the balance due from Navios Acquisition was $83.
NOTE 13: SEGMENT INFORMATION
     The Company has two reportable segments from which it derives its revenues: Vessel Operations and Logistic Business. Following the acquisition of Horamar and the formation of Navios Logistics, the Company has renamed its Port Terminal Segment to Logistics Segment, to include the activities of Horamar which provides similar products and services in the region that Navios’ existing port facility currently operates. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

\

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Vessel Operations		Logistic Business		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007	2008	2007
Revenue	$337,713	210,042	$33,572	2,845	$371,285	212,887
Gain on forward freight agreements	5,187	10,249	—	—	5,187	10,249
Interest income	1,419	2,597	103	45	1,522	2,642
Interest income from investments in finance lease	240	946	—	—	240	946
Interest expense and finance cost, net	(10,391)	(12,783)	(1,273)	—	(11,664)	(12,783)
Depreciation and amortization	(9,015)	(8,151)	(5,626)	(468)	(14,641)	(8,619)
Equity in net earnings of affiliated companies and joint venture	3,949	302	—	—	3,949	302
Net income	27,990	35,245	2,686	1,275	30,676	36,520

Total assets	1,747,426	1,737,448	458,850	76,358	2,206,276	1,813,806
Capital expenditures	99,701	48,135	58,650	—	158,351	48,135
Goodwill	56,239	56,016	79,759	14,571	135,998	70,587
Investments in affiliates	$5,071	668	$—	—	$5,071	668

	Vessel Operations		Logistic Business		Total
	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007	2008	2007
Revenue	$983,448	442,144	$80,546	7,746	$1,063,994	449,890
Gain on forward freight agreements	16,523	20,299	—	—	16,523	20,299
Interest income	6,612	5,645	488	85	7,100	5,730
Interest income from investments in finance lease	1,865	2,592	—	—	1,865	2,592
Interest expense and finance cost, net	(33,091)	(38,782)	(2,949)	—	(36,040)	(38,782)
Depreciation and amortization	(28,744)	(20,915)	(13,339)	(1,398)	(42,083)	(22,313)
Equity in net earnings of affiliated companies and joint venture	12,285	1,518	—	—	12,285	1,518
Net income	115,957	71,198	8,132	3,287	124,089	74,485

Total assets	1,747,426	1,737,448	458,850	76,358	2,206,276	1,813,806
Capital expenditures	331,775	92,826	94,135	—	425,910	92,826
Goodwill	56,239	56,016	79,759	14,571	135,998	70,587
Investments in affiliates	$5,071	668	$—	—	$5,071	668
NOTE 14: EARNINGS PER COMMON SHARE
     Earnings per share are calculated by dividing net income by the average number of shares of Navios outstanding during the period. Net income for the nine months ended September 30, 2007 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the exercise of warrants discussed in Note 10. The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $4,195, which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Fully diluted earnings per share assumes the 6,747,987 and 10,879,391 weighted average number of warrants outstanding for the three month periods ended September 30, 2008 and 2007, respectively (7,397,567 and 17,632,304 weighted average number of warrants outstanding for the nine month periods ended September 30, 2008 and 2007, respectively), were exercised at the warrant price of $5.00 generating proceeds of $33,740 and $54,397, respectively ($36,988 and $88,162 for the nine month periods ended September 30, 2008 and 2007, respectively) and proceed was used to buy back shares of common stock at the average market price during the respective period. The remaining warrants not exercised after the inducement, will expire on December 9, 2008, at 05:00 p.m., New York City time.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Three Month	Three Month
	Period ended	Period ended
	September 30, 2008	September 30, 2007
Numerator:
Net income	30,676	36,520
Denominator:
Denominator for basic earning per share — weighted average shares	104,426,762	101,790,855
Dilutive potential common shares — weighted average
Restricted stock and restricted units	185,025	—
Warrants outstanding — weighted average	6,747,987	10,879,391
Proceeds on exercises of warrants	33,739,935	54,396,955
Number of shares to be repurchased	3,878,432	4,335,790
Dilutive (anti-dilutive) effect of securities — warrants	3,054,580	6,543,601

Denominator for diluted earnings per share — adjusted weighted shares and assumed conversions	107,481,341	108,334,456

Basic earnings per share	0.29	0.36

Diluted earnings per share	0.29	0.34

	Nine Months	Nine Months
	ended	ended
	September 30, 2008	September 30, 2007
Numerator:
Net income	124,089	74,485
Less:
Incremental fair value of securities offered to induce warrants exercise	—	(4,195)

Income available to common shareholders	124,089	70,290

Denominator:
Denominator for basic earning per share — weighted average shares	105,494,192	88,934,754
Dilutive potential common shares — weighted average
Restricted stock and restricted units	183,044	—
Warrants outstanding	7,397,567	17,632,304
Proceeds on exercises of warrants	36,987,835	88,161,521
Number of shares to be repurchased	3,635,982	10,808,872

Dilutive (anti-dilutive) effect of securities — warrants	3,947,001	6,881,443

Denominator for diluted earnings per share — adjusted weighted shares and assumed conversions	109,441,193	95,816,197

Basic earnings per share	1.18	0.79

Diluted earnings per share	1.13	0.73

     The denominator of diluted earnings per share excludes the weighted average stock options outstanding since the effect is anti-dilutive.
NOTE 15: OTHER FINANCIAL INFORMATION
     The Company’s 9 1/2% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Logistics group (“non guarantor subsidiary”), Corporación Navios Sociedad Anonima for the periods prior to the formation of Navios Logistics and those designated as unrestricted subsidiaries or those not required by the Indenture. Provided below are the condensed income statements, cash flow statements and balance sheets of Navios Maritime Holdings Inc., the guarantor subsidiary and the non-guarantor subsidiary. These condensed consolidating statements have been prepared in accordance with US GAAP, except that all subsidiaries have been accounted for on an equity basis.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

Income	Navios
Statement for the nine	Maritime	Other
months ended September 30, 2008	Holdings Inc.	Guarantor	Non Guarantor
(in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	983,448	80,546	—	1,063,994

Gain on forward freight agreements	—	16,523	—	—	16,523
Time charter, voyage and logistic business expenses	—	(880,007)	(49,657)	—	(929,664)

Direct vessel expenses	—	(18,987)	—	—	(18,987)
General and administrative expenses	(5,899)	(15,636)	(7,393)	—	(28,928)
Depreciation and amortization	(2,110)	(26,634)	(13,339)	—	(42,083)
Interest income from investments in finance lease	—	1,865	—	—	1,865
Interest income	3,775	2,837	488	—	7,100
Interest expenses and finance cost, net	(31,960)	(1,131)	(2,949)	—	(36,040)
Gain on sale of assets/partial sale of subsidiary	—	27,688	—	—	27,688
Other income	(42)	43	323	—	324
Other expense	(1,454)	(3,450)	—	—	(4,904)

Income before equity in net earnings of affiliated companies	(37,690)	86,559	8,019	—	56,888
Income from subsidiaries	150,213	—	—	(150,213)	—
Equity in net earnings of affiliated companies	11,566	719	—	—	12,285

Net income before taxes and minority interest	124,089	87,278	8,019	(150,213)	69,173
Income taxes	—	57,470	170	—	57,640

Net income before minority interest	124,089	144,748	8,189	(150,213)	126,813
Minority interest	—	(2,667)	(57)	—	(2,724)

Net Income	124,089	142,081	8,132	(150,213)	124,089

Income	Navios
Statement for the three	Maritime	Other
months ended September 30, 2008	Holdings Inc.	Guarantor	Non Guarantor
(in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	337,713	33,572	—	371,285
Gain on forward freight agreements	—	5,187	—	—	5,187
Time charter, voyage and logistic business expenses	—	(307,334)	(21,692)	—	(329,026)

Direct vessel expenses	—	(6,469)	—	—	(6,469)
General and administrative expenses	(2,422)	(4,878)	(2,933)	—	(10,233)
Depreciation and amortization	(711)	(8,304)	(5,626)	—	(14,641)
Interest income from investments in finance lease	—	240	—	—	240
Interest income	800	619	103	—	1,522
Interest expenses and finance cost, net	(10,020)	(371)	(1,273)	—	(11,664)
Gain on sale of assets	—	24,940	—	—	24,940
Other income	(25)	26	146	—	147
Other expense	(1,562)	(2,508)	670	—	(3,400)

Income before equity in net earnings of affiliated companies	(13,940)	38,861	2,967	—	27,888
Income from subsidiaries	40,000	—	—	(40,000)	—
Equity in net earnings of affiliated companies	4,616	(667)	—	—	3,949

Net income before taxes and minority interest	30,676	38,194	2,967	(40,000)	31,837
Income taxes	—	—	(228)	—	(228)

Net income before minority interest	30,676	38,194	2,739	(40,000)	31,609
Minority interest	—	(880)	(53)	—	(933)

Net Income	30,676	37,314	2,686	(40,000)	30,676

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios
	Maritime	Other
Income Statement for the nine months	Holdings Inc.	Guarantor	Non Guarantor
ended September 30, 2007 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	442,144	7,746	—	449,890
Gain on forward freight agreements	—	20,299	—	—	20,299
Time charter, voyage and logistic business expenses	—	(301,891)	(2,734)	—	(304,625)
Direct vessel expenses	—	(20,972)	—	—	(20,972)
General and administrative expenses	(1,889)	(11,796)	(413)	—	(14,098)
Depreciation and amortization	(2,103)	(18,812)	(1,398)	—	(22,313)
Interest income from finance leases	—	2,592	—	—	2,592
Interest income	3,716	1,929	85	—	5,730
Interest expenses and finance cost, net	(36,959)	(1,823)	—	—	(38,782)
Other income	27	322	—	—	349
Other expense	(20)	(1,106)	1	—	(1,125)

Income before equity in net earnings of affiliated companies and joint venture	(37,228)	110,886	3,287	—	76,945
Income from subsidiaries	111,713	—	—	(111,713)	—
Equity in net earnings of affiliated companies and joint venture	—	1,518	—	—	1,518

Net income before taxes	74,485	112,404	3,287	(111,713)	78,463
Income tax	—	(3,978)	—	—	(3,978)

Net income	74,485	108,426	3,287	(111,713)	74,485

	Navios
	Maritime	Other
Income Statement for the three months	Holdings Inc.	Guarantor	Non Guarantor
ended September 30, 2007 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	210,042	2,845	—	212,887
Gain on forward freight agreements	—	10,249	—	—	10,249
Time charter, voyage and logistic business expenses	—	(153,233)	(995)	—	(154,228)
Direct vessel expenses	—	(6,948)	—	—	(6,948)
General and administrative expenses	(806)	(4,025)	(165)	—	(4,996)
Depreciation and amortization	(708)	(7,443)	(468)	—	(8,619)
Interest income from finance leases	—	946	—	—	946
Interest income	1,822	775	45	—	2,642
Interest expenses and finance cost, net	(11,865)	(918)	—	—	(12,783)
Other income	22	(412)		—	(390)
Other expense	(1)	(389)	13	—	(377)

Income before equity in net earnings of affiliated companies and joint venture	(11,536)	48,644	1,275	—	38,383

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios Maritime	Other
Income Statement for the three months	Holdings Inc.	Guarantor	Non Guarantor
ended September 30, 2007 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income from subsidiaries	48,056	—	—	(48,056)	—
Equity in net earnings of affiliated companies and joint venture	—	302	—	—	302

Net income before taxes	36,520	48,946	1,275	(48,056)	38,685
Income tax	—	(2,165)	—	—	(2,165)

Net income	36,520	46,781	1,275	(48,056)	36,520

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
Balance Sheet as at September 30, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	87,158	22,628	11,372	—	121,158
Restricted cash	—	32,453	1,102	—	33,555
Accounts receivable, net	626	73,331	18,308	(560)	91,705
Intercompany receivables	258,764	—	—	(258,764)	—
Short term derivative assets	—	243,563	—	—	243,563
Short term backlog asset	—	—	88	—	88
Due from affiliate companies	—	3,436	—	—	3,436
Prepaid expenses and other current assets	3,682	41,782	7,243	—	52,707
Total current assets	350,230	417,193	38,113	(259,324)	546,212

Deposits for vessel acquisitions	—	379,677	—	—	379,677
Vessels, port terminal and other fixed assets, net	—	413,362	259,933	—	673,295
Long term derivative asset	5,999	42,908	—	—	48,907
Investments in subsidiaries	934,106	105,069	—	(1,039,175)	—
Investment in affiliates	28,502	(23,431)	—	—	5,071
Investments in leased assets	—	19,137	—	—	19,137
Deferred financing costs, net	11,756	814	467	—	13,037
Deferred dry dock and special survey costs, net	—	3,917	864	—	4,781
Other long term assets	—	4,998	1,302	—	6,300
Investments in available for sale securities	—	23,580	—		23,580
Goodwill and other intangible assets	107,141	220,967	158,171	—	486,279
Total non-current assets	1,087,504	1,190,998	420,737	(1,039,175)	1,660,064
Total assets	1,437,734	1,608,191	458,850	(1,298,499)	2,206,276

LIABILITIES AND STOCKHOLDERS EQUITY
Accounts payable	—	56,163	10,406	(560)	66,009
Accrued expenses and other current liabilities	10,046	54,597	9,016	—	73,659
Intercompany Payables	—	258,764	—	(258,764)	—
Short term derivative liability	—	179,693	—	—	179,693
Current portion of long term debt	10,587	1,120	3,255	—	14,962
Total current liabilities	20,633	550,337	22,677	(259,324)	334,323
Long term debt, net of current portion	591,310	68,559	78,530	—	738,399
Long term liabilities	—	25,461	17,323	—	42,784
Long term derivative liability	—	33,279	—	—	33,279
Unfavorable lease terms	—	80,230	1,881	—	82,111
Deferred tax	—	—	25,108	—	25,108
Total non-current liabilities	591,310	207,529	122,842	—	921,681
Total liabilities	611,943	757,866	145,519	(259,324)	1,256,004
Minority interest	—	92,140	32,341	—	124,481
Total stockholders’ equity	825,791	758,185	280,990	(1,039,175)	825,791

Total Liabilities and Stockholders’ Equity	1,437,734	1,608,191	458,850	(1,298,499)	2,206,276

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
Balance Sheet as at December 31, 2007	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	211,183	209,034	7,350	—	427,567
Restricted cash	—	83,697	—	—	83,697
Accounts receivable, net	109	104,565	294	—	104,968
Intercompany receivables	227,680	—	—	(227,680)	—
Short term derivative assets	—	184,038	—	—	184,038
Short term backlog asset	—	2,279	175	—	2,454
Due from affiliate companies	—	4,458	—	—	4,458
Prepaid expenses and other current assets	3,210	37,728	125	—	41,063

Total current assets	442,182	625,799	7,944	(227,680)	848,245

Deposit on exercise of vessels purchase option	—	208,254	—	—	208,254
Vessels, port terminal and other fixed assets, net	—	400,621	24,970	—	425,591
Long term derivative asset	—	90	—	—	90
Investments in subsidiaries	783,893	—	—	(783,893)	—
Investment in affiliates	—	1,079	—	—	1,079
Investments in leased assets	—	58,756	—	—	58,756
Deferred financing costs, net	13,017	—	—	—	13,017
Deferred dry dock and special survey costs, net	—	3,153	—	—	3,153
Long term backlog asset	—	—	44	—	44
Goodwill and other intangible assets	109,251	259,774	43,750	—	412,775

Total non-current assets	906,161	931,727	68,764	(783,893)	1,122,759

Total Assets	1,348,343	1,557,526	76,708	(1,011,573)	1,971,004

LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	292	106,373	—	—	106,665
Accrued expenses and other current liabilities	8,948	59,434	600	—	68,982
Deferred tax liability	—	3,663	—		3,663
Intercompany Payables	—	221,756	5,924	(227,680)	—
Short term derivative liability	—	256,961	—	—	256,961
Current portion of long term debt	11,000	3,220	—	—	14,220

Total current liabilities	20,240	651,407	6,524	(227,680)	450,491

Long term debt, net of current portion	558,899	40,930	—	—	599,829
Long term liabilities	—	603	35	—	638
Long term derivative liability	—	818	—	—	818
Unfavorable lease terms	—	96,217	—	—	96,217
Deferred tax	—	53,807	—	—	53,807

Total non-current liabilities	558,899	192,375	35	—	751,309

Total liabilities	579,139	843,782	6,559	(227,680)	1,201,800

Total stockholders’ equity	769,204	713,744	70,149	(783,893)	769,204

Total Liabilities and Stockholders’ Equity	1,348,343	1,557,526	76,708	(1,011,573)	1,971,004

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
Cash flow statement for the nine months ended September 30, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	(84,862)	46,414	20,425	—	(18,023)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(113,235)	8,166	—	(105,069)
Deposits in escrow in connection with acquisition of subsidiary	—	(5,000)	—	—	(5,000)
Acquisition of Vessels	—	(39,161)	—	—	(39,161)
Deposits for vessel acquisitions	—	(173,473)	—	—	(173,473)
Investment in affiliates	(7,600)	—	—	—	(7,600)
Proceeds from sale of assets	—	70,088	—	—	70,088
Receipts from finance lease	—	4,705	—	—	4,705
Purchase of property and equipment	—	(1,472)	(94,135)	—	(95,607)

Net cash used in investing activities	(7,600)	(257,548)	(85,969)	—	(351,117)

Cash flows from financing activities
Issuance of common stock	6,749	—	—	—	6,749
Proceeds from long term borrowing, net of finance fees	50,000	34,218	69,566	—	153,784
Principal payment on long term debt	(18,147)	(9,490)	—	—	(27,637)
Acquisition of treasury stock	(41,361)	—	—	—	(41,361)
Dividends paid	(28,804)	—	—	—	(28,804)
Net cash provided by/(used in) financing activities	(31,563)	24,728	69,566	—	62,731

Net increase (decrease) in cash and cash equivalents	(124,025)	(186,406)	4,022	—	(306,409)

Cash and cash equivalents, at beginning of period	211,183	209,034	7,350	—	427,567
Cash and cash equivalents, at end of period	87,158	22,628	11,372	—	121,158

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
Cash flow statement for the nine months ended September 30, 2007	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by operating activities	36,498	132,042	8,137	(3,667)	173,010

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(167,569)	22,133	—	—	(145,436)
Deposit on purchase of vessel	—	(48,002)	—	—	(48,002)
Acquisition of Vessels		(44,490)	—	—	(44,490)
Receipts from finance lease	—	7,257	—	—	7,257
Purchase of property and equipment		(334)	—	—	(334)

Net cash used in investing activities	(167,569)	(63,436)	—	—	(231,005)

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Cash flow statement for the nine months ended September 30, 2007	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash flows from financing activities
Issuance of common stock	231,723	—	—	—	231,723
Proceeds from long term borrowing	122,075	—	—	—	122,075
Principal payment on long term debt, net of finance fees	(120,500)	(6,890)	—	—	(127,390)
Dividends paid	(19,029)	—	(3,667)	3,667	(19,029)

Net cash provided by/(used in) financing activities	214,269	(6,890)	(3,667)	3,667	207,379

Net increase in cash and cash equivalents	83,198	61,716	4,470	—	149,384

Cash and cash equivalents, at beginning of period	77,476	20,592	1,590	—	99,658

Cash and cash equivalents, at end of period	160,674	82,308	6,060	—	249,042

NOTE 16: SUBSEQUENT EVENTS
(a)	On October 3, 2008, The Board of Directors approved Navios Holdings’ Stockholders Rights Agreement and declared a dividend of one preferred share purchase right, or a Right, to purchase one one-thousandth of the Company’s Preferred Stock for each outstanding share of the Company’s common stock, par value $0.0001 per share. The dividend was paid on October 16, 2008 to our stockholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Preferred Stock at an exercise price of $50.00, subject to adjustment.

(b)	On October 10, 2008, Navios Holdings took delivery of Navios Ulysses, a 2007 built, 55,728 dwt Ultra-Handymax built in Japan. The vessel’s purchase price was approximately $79,600. Navios Ulysses commenced a five-year time charter at a net daily rate of $31,281.

(c)	On October 20, 2008, Navios Holdings completed a $50,000 share repurchase program of Navios Holdings’ common stock, as approved by the Board of Directors on February 14, 2008. A total of 6,959,290 shares were repurchased under this program.

(d)	On November 4, 2008, Navios Holdings cancelled the contracts to acquire three Capesize vessels of deadweight capacity of 172,000 tons to be built in South Korea for a total cancellation fee of $1,500. The shipyard installments paid for the construction of these vessels will be spread against the payments for the construction of the remaining three Capesize vessels under construction by the same shipyard.

(e)	In November 2008, Navios Holdings entered into a new revolving facility agreement of up to $90,000 for general corporate purposes. The loan is repayable in two years with available extension periods and bears interest at LIBOR plus a margin.

(f)	In November 2008, Navios Holdings cancelled the agreements to charter-in the following vessels at no cost:

Vessel	Vessel Type	Delivery Date	Deadweight	Purchase Option(1)
			(in metric tons)
Navios TBN	Kamsarmax	08/2010	81,000	Yes
Navios TBN	Kamsarmax	09/2010	81,000	Yes
Navios TBN	Kamsarmax	11/2010	81,000	Yes
Navios TBN	Handysize	01/2011	35,000	Yes
Navios TBN	Kamsarmax	01/2011	81,000	Yes
Navios TBN	Kamsarmax	02/2011	81,000	Yes
Navios TBN	Kamsarmax	03/2011	81,000	Yes
Navios TBN	Handysize	05/2011	35,000	Yes
Navios TBN	Handysize	06/2011	35,000	Yes

(1)	The initial 50% purchase option on each vessel was held by Navios Holdings.
(g)	On November 14, 2008, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2008 of $0.09 per common share, payable on January 6, 2008 to stockholders on record as of December 22, 2008.

(h)	On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’common stock pursuant to a program adopted under Rule 10b-1 under the Securities Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: November 18, 2008